UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant’s Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___   No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EDENOR S.A.

Balance Sheets as of March 31, 2007 and December 31, 2006

Statements of Income for the three-month periods ended March 31, 2007 and 2006

Statements of Changes in Shareholders’ Equity for the three-month periods ended March 31, 2007 and 2006

Statements of Cash Flows for the three-month periods ended March 31, 2007 and 2006

Notes to the Financial Statements as of March 31, 2007 and 2006 and December 31, 2006

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BOARD OF DIRECTORS

CHAIRMAN:	Alejandro Macfarlane

VICE CHAIRMAN:	Marcos Marcelo Mindlin

DIRECTORS:	Damián Miguel Mindlin
Gustavo Mariani
Luis Pablo Rogelio Pagano
Gustavo María Giugale
Alfredo Mac Laughlin
Henri Joseph Lafontaine
Edouard Dahome
Edgardo Alberto Volosín
Ignacio Raúl Chojo Ortiz
Osvaldo Oscar Ramini

ALTERNATE DIRECTORS:	Jorge Grecco
Javier Douer
Pablo Díaz
Damián Burgio
Brian Henderson
Martín Alejandro Mittelman
Ricardo Torres
Jaques Andries
José Carlos Cueva
Alejandro Mindlin
Carlos Florencio Correa Urquiza
Domingo Antonio Sia

SUPERVISORY COMMITTEE

MEMBERS:	Diego Martín Salaverri
José Daniel Abelovich
Roberto Horacio Crouzel

ALTERNATE MEMBERS:	Javier Errecondo
Marcelo Héctor Fuxman
Rafael Marcelo Lobos

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

Azopardo 1025 - Capital Federal

FISCAL YEAR No. 16 BEGINNING ON JANUARY 1, 2007

FINANCIAL STATEMENTS AS OF MARCH 31, 2007

Main business: Distribution of electricity and commercial services in the area and under the terms of the concession agreement by which this public service is regulated (Note 1).

Date of Registration with the Public Registry of Commerce:

of the Articles of Incorporation: August 3, 1992

of the last amendment to the By-laws: September 20, 2006

Term of the Corporation: Through August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

CAPITAL STRUCTURE

AS OF MARCH 31, 2007

(Notes 16.a and 26)

(amounts stated in pesos)

Class of shares	Subscribed and paid-in

Common, book-entry shares, face value 1 and 1 vote per share

Class A	424,121,202
Class B	324,327,978
Class C	83,161,020
831,610,200

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.

(EDENOR S.A.)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2007 AND 2006 AND DECEMBER 31, 2006

(amounts stated in thousands of Argentine pesos, except as otherwise indicated)

1. ORGANIZATION AND START UP OF THE COMPANY

In compliance with Law N° 24,065 and in agreement with the reform process of the Argentine Federal Government and the privatization program of Argentine state-owned companies, the entire business of generation, transportation, distribution and sale of electric power carried on by Servicios Eléctricos del Gran Buenos Aires S.A. (SEGBA) was declared to be subject to privatization; the operation was divided into seven business units: three for the distribution and four for the generation of electric power.

On May 14, 1992, the Ministry of Economy and Public Works and Utilities, by Resolution N° 591/92, approved the Bidding Terms and Conditions (Bid Package) of the International Public Bidding for the sale of the Class "A" shares, representing 51% of the capital stock of Empresa Distribuidora Norte S.A. (hereinafter, “EDENOR” or “the Company”) and Empresa Distribuidora Sur S.A. (EDESUR S.A.), two of the three electric power distribution companies into which SEGBA had been divided.

EDF International (EDF S.A.), Empresa Nacional Hidroeléctrica del Ribagorzana, S.A. (ENHER), Astra Compañía Argentina de Petróleo S.A. (ASTRA), Socièté D'Amenagement Urbain et Rural (SAUR), Empresa Nacional de Electricidad S.A. (ENDESA) and J.P. Morgan International Capital Corporation formed Electricidad Argentina S.A. (EASA) to bid for the Class "A" shares of EDENOR, a company organized on July 21, 1992 by Decree N° 714/92 of the Federal Government.

EASA was awarded the Class “A” shares of EDENOR based on a bid of US$ 427,972,977 (equivalent to the same amount in Argentine pesos as of such date). The corresponding contract for the transfer of 51% of EDENOR’s capital stock was executed on August 6, 1992. The award as well as the transfer contract were approved on August 24, 1992 by Decree N° 1,507/92 of the Federal Government. Finally, on September 1, 1992, EASA took over the operations of EDENOR.

In accordance with the provisions of Decree N° 282/93 of the Federal Government, dated February 22, 1993, the recorded values of assets, liabilities and net capital arising from the transfer of SEGBA, were determined on the basis of the price actually paid for 51% of EDENOR’s capital stock (represented by the totality of Class “A” shares). This price was also used as the basis to determine the value of the remaining 49% of the capital stock. In order to determine the value of the assets transferred from SEGBA, the amount of liabilities assumed was added to the value of the total capital stock of 831,610, determined as indicated above. Management estimates that the amounts of the assets transferred from SEGBA represented their fair values as of the date of the privatization.

The corporate purpose of EDENOR is to engage in the distribution and sale of electricity within the concession area. Furthermore, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, lease the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by EDENOR or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws, including extending secured credit facilities to service vendors and suppliers acting in the distribution and sale of electricity, who have been granted guarantees by reciprocal guarantee companies owned by the Company.

On June 12, 1996, the Extraordinary Shareholders’ Meeting approved the change of the Company’s name to Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) so that the new name would reflect the description of the Company’s core business. The amendment to the Company’s by-laws as a consequence of the change of name was approved by the National Regulatory Authority for the Distribution of Electricity (ENRE - Ente Nacional Regulador de la Electricidad), through Resolution N° 417/97 and registered with the Public Registry of Commerce on August 7, 1997.

On May 4 and June 29, 2001, EDF International S.A. (a wholly-owned subsidiary of EDF) acquired all the shares of EASA and EDENOR held by ENDESA Internacional, YPF S.A. (surviving company of ASTRA) and SAUR. Therefore, the direct and indirect interest of EDF International S.A. (EDFI) in EDENOR increased to 90%.

On April 25, 2005, the Company received a notice from EDFI whereby it was informed that EDFI, in its capacity as the majority shareholder of EASA, which was the controlling company of EDENOR, had hired the services of the investment bank J.P. Morgan in order to evaluate strategic alternatives related to its investment and that for such purpose it had started preliminary conversations with interested third parties on a non-exclusive and non-binding basis.

On May 24, 2005, EDFI informed that after having examined different proposals it had decided to start exclusive negotiations with Grupo Dolphin S.A. and a group of associated investors (“Dolphin”) for the possible transfer of an equity interest in EASA and EDENOR. Consequently, EDFI informed that it would conduct negotiations with Dolphin aimed at entering into final agreements or that it would continue to evaluate other strategic alternatives regarding its investment in EASA and EDENOR, should those final agreements not be reached.

In addition, on June 29, 2005, the Board of Directors of EDF approved a draft agreement with Dolphin Energía S.A. (Dolphin) pursuant to which it would assign 65% of EDENOR’s capital stock (held by EDFI) through the transfer of all Class “A” common shares held by EASA and 14% of the Class “B” common shares. In this manner, EDFI would retain a 25% interest in EDENOR (Note 26.a). The remaining 10% would be kept by the employees according to the Employee Stock Ownership Program (ESOP) (Note 26.a). The closing of the agreement took place upon its approval by the corresponding French and Argentine governmental authorities.

On September 15, 2005, by virtue of the stock purchase-sale agreement entered into by EDFI and Dolphin and Dolphin’s subsequent partial assignments of its interest in EASA and EDENOR to IEASA S.A. (IEASA) and New Equity Ventures LLC (NEV), the formal take over by Dolphin took place at the offices of Caja de Valores S.A., together with the change in the indirect control of EDENOR through the acquisition of 100% of the capital stock of EASA, which is the controlling company of EDENOR, by Dolphin (90%) and IEASA (10%). Furthermore, as a result of the aforementioned agreement, the ownership of EDENOR’s Class “B” common shares (representing 39% of its capital stock) changed with 14% of the Company’s capital stock now being held by NEV and the remaining 25% being kept by EDFI (Note 26.a).

Furthermore, on such date certain contracts and agreements were signed, including the following:

i) a voting trust agreement among Dolphin, IEASA, NEV and EDFI, the purpose of which being among others, to regulate certain issues related to the Company’s governance and management, such as the appointment of directors and Supervisory Committee members, certain matters requiring special treatment and qualified majorities and the hiring of first class auditors;

ii) a Registration Rights Agreement among EDFI, DOLPHIN and the Company with the purpose of establishing the procedures and mechanisms through which the shareholder EDFI would be able to sell its shareholding in EDENOR in any international stock market, should the Company wish to do so, provided certain conditions are complied with.

The Registration Rights Agreement provides for the performance of formal obligations but does not stipulate any penalties in the event of non-compliance.

iii) In addition, until its cancellation on July 13, 2006, there was a pledge agreement among EDFI, EDF S.A., DOLPHIN and NEV pursuant to which NEV had granted in favor of EDFI and EDF S.A. a first-

priority preferred security interest on the Class “B” shares it holds in EDENOR (representing 14% of EDENOR’s capital stock), as security for the performance of certain obligations.

Furthermore, at the Ordinary and Extraordinary Shareholders’ Meeting held on September 15, 2005, the following was resolved: i) to approve the amendment to the Company’s By-laws in order to increase the number of Class “A” Directors and Alternate Directors from five to seven, and from three to four the number of Class “B” Directors and Alternate Directors; in other words, to increase the number of Directors and Alternate Directors from nine to twelve, respectively. This amendment was approved by the ENRE through Resolution N° 563/05; ii) to ratify the amendment to the Audit Committee’s Regulations that had been approved by the Company’s Board of Directors on August 30, 2005, pursuant to which the number of Committee members was reduced to three, with the requirement that two of them be independent; iii) to approve both the resignations of all Class “A” and Class “B” Directors, and Supervisory Committee members and the appointment of their replacements.

Subsequently, the Ordinary and Extraordinary Shareholders’ Meeting held on October 11, 2005 approved by a majority vote the actions taken by the Board of Directors and Supervisory Committee members who resigned as of September 15, 2005 upon the Company’s take-over by the new shareholder.

On April 28, 2006, the Company’s Board of Directors decided to initiate the public offering of part of the Company’s capital stock in local and international markets, including, but not limited to the trading of its shares in the Buenos Aires Stock Exchange (BCBA) and the New York Stock Exchange (NYSE), United States of America.

On June 7, 2006, the Ordinary and Extraordinary Shareholders’ Meeting resolved to request authorization for the public offering from both the National Securities Commission (CNV) and the Securities and Exchange Commission (SEC) of the United States, as well authorization to trade from both the Buenos Aires Stock Exchange and the New York Stock Exchange, delegating to the Board of Directors the task of taking the necessary steps to implement such resolutions.

Additionally, it was decided that an American Depositary Receipts (ADRs) program, represented by American Depositary Shares (ADSs) would be created and that it would be the responsibility of the Board of Directors to determine the terms and conditions and the scope of the program (Note 23 and 26.a).

2. BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

Financial statements presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the Autonomous City of Buenos Aires, Argentina (hereinafter “Argentine GAAP”) and the criteria established by the National Securities Commission (CNV), taking into account that which is mentioned in the following paragraphs.

As from January 1, 2003 and as required by General Resolution N° 434/03 of the CNV, the Company reports the results of its operations, determines the values of its assets and liabilities and determines its profit and loss in conformity with the provisions of Technical Resolutions (TR) N° 8, 9 and 16 through 18 (amended text June 2003). As from January 1, 2004, the Company has applied the provisions of TR N° 21 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA), with specific few exceptions and clarifications introduced by General Resolution N° 459/04 of the CNV.

The CNV through its General Resolutions N° 485/05 and 487/06 decided to implement certain changes in the Argentine GAAP effective for fiscal years or interim periods beginning as from January 1, 2006, by requiring the application of TR N° 6, 8, 9, 11, 14, 16, 17, 18, 21, and 22 and Interpretations 1, 2, 3, and 4, of the FACPCE with the amendments introduced by such Federation through April 1, 2005 (Resolution N° 312/05) and adopted by the CPCECABA (Resolution CD N° 93/05) with certain amendments and clarifications.

Among the aforementioned changes the following can be noted: i) the comparison between the original values of certain assets and their recoverable values, using discounted cash-flows; ii) the consideration of the difference between the accounting and tax values resulting from the adjustment for inflation included in non-monetary assets, as a temporary difference, allowing the Company to either recognize a deferred tax liability or to disclose the effect of such accounting change in a note to the financial statements and (iii) the capitalization of interest cost on certain assets (only those assets that require an extended period of time to be produced or acquired would qualify) during the term of their construction and until they are in condition to be used.

The Company has completed its analysis of the impact of the application of the change mentioned in the preceding paragraph under (i) on its property, plant and equipment and has determined that said change does not have a significant impact on the Company’s financial position or net income for the three-month period ended March 31, 2007, given that the fair value - defined as the discounted value of net cash flows arising from both the use of the assets and their final disposal-, exceeds their recorded value (Note 3.h).

With regard to item (ii), the Company has decided to disclose said effect in a note to the financial statements. Had the Company chosen to recognize the effect of the adjustment for inflation of its property, plant and equipment as a temporary difference, as of March 31, 2007 a deferred tax liability of approximately 461,611 would have been recorded. As a result, a debit to prior year adjustment (unappropriated retained earnings - accumulated deficit) amounting to 469,710 and a credit to net income for the period, under the income tax account, amounting to 8,099, would have been recorded.

Additionally, had the Company elected to recognize a deferred tax liability, and excluding the effects of the allowance for impairment of value of deferred tax assets, in subsequent years, the Company would have recorded an income tax expense that would have been lower than the income tax expense that will be recorded as a result of maintaining the criterion applied up to the moment, whose distribution in subsequent years has been estimated as follows:

Year	Effect on deferred tax result Nominal value
2007 (nine months)	21,799
2008	27,541
2009	26,396
2010	25,011
2011 – 2015	111,174
2016 – 2020	92,321
Remainder	157,369
Total	461,611

In accordance with the provisions of TR N° 17, financial costs in relation to any given asset may be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period; the necessary activities to put the asset in a condition to be used or sold are not substantially complete; and the asset is not in condition to be used in the production or start up of other assets, depending on the purpose pursued with its production, construction, assembly or completion. The Company capitalized financial costs on property, plant and equipment from 1997 to 2001, in 2006 and during the period ended March 31, 2007. Financial costs capitalized for the three-month period ended March 31, 2007 amounted to 2,641.

Consideration of the effects of inflation

The financial statements fully reflect the effects of the changes in the purchasing power of the currency through August 31, 1995. As from such date, and in accordance with Argentine GAAP and the requirements of control authorities, the restatement of the financial statements to reflect the effects of inflation was discontinued until December 31, 2001. As from January 1, 2002, and in accordance with Argentine GAAP, it was established that inflation adjustment be reinstated and that the accounting basis restated as a result of the change in the purchasing power of the currency through August 31, 1995, as well as transactions with original date as from such date through December 31, 2001, be considered as restated as of the latter date. The financial statements have been restated to reflect the effects of inflation based on the variations of the Domestic Wholesale Price Index.

On March 25, 2003, the Federal Government issued Decree N° 664 establishing that financial statements for fiscal years ending as from such date had to be prepared in nominal currency. Consequently, and in accordance with Resolution N° 441 of the CNV, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion does not agree with Argentine GAAP which establish that financial statements were to be restated through September 30, 2003. The Company has estimated that the effect of not having restated the financial statements through September 30, 2003 is not significant on the financial statements.

Changes in Argentine GAAP

On May 24, 2006 the Board of the CPCECABA approved TR N° 23 "Argentine GAAP – Employee benefits upon termination of labor relationship and other long-term benefits”. This TR is in effect for the Company’s financial statements for fiscal years or interim periods beginning as from January 1, 2007. The application of said resolution does not have a significant valuation impact on the Company’s financial statements. The amounts corresponding to the personnel benefits plan (pension plan) implemented by the Company are as follow (Notes 3.o and 8):

The periodical components of the personnel benefits plan for the three-month period ended March 31, 2007, that are disclosed in Other (expense) income net under Voluntary retirements – terminations (Note 12), are as follow:

Cost	281
Interest	719
Amortization of recognized net actuarial loss	190
1,190

The detail of the variations in the Company’s payment obligations under the personnel benefits plan as of March 31, 2007, is as follows:

Payment obligations under the personnel benefits plan at the beginning of the year	15,352
Cost	281
Interest	719
Actuarial loss	0
Benefits paid to participating employees	(160)
Payment obligations under the personnel benefits plan at the end of the period	16,192

Payment obligations under the personnel benefits plan at the end of the period	16,192
Unrecognized net actuarial loss	(5,524)
Total personnel benefits plan (pension plan) (Note 8)	10,668

Actuarial assumptions used were the following:

Discount rate	19%
Salary increase	15%
Inflation rate	12%

3. VALUATION CRITERIA

The main valuation criteria used in the preparation of the financial statements are as follow:

a)	Cash and banks:

	-	In local currency: at nominal value.
	-	In foreign currency: at the exchange rate in effect as of the end of the period/year. The corresponding detail is disclosed in Exhibit G.

b)	Current investments:

Current investments include:

	-	Time deposits, which include the portion of interest income accrued through the end of the period/year; those denominated in foreign currency have been valued at the rate of exchange in effect as of the end of the period/year, and
	-	Money market funds, which have been valued at the prevailing market price as of the end of the period/year.

c)		Trade receivables:

	-	Services rendered and billed but not collected, and services rendered but unbilled as of the end of the period/year, at nominal value;
	-	Services rendered but unbilled as of the end of the three-month period ended March 31, 2007, arising from the retroactive increase deriving from the application of the new electricity rate schedule (Note 17.b) have been valued on the basis of the best estimate of the amount to be collected, discounted at a 10% annual nominal rate, which, in accordance with the Company’s criterion, reasonably reflects market assessments of the time value of money and risks specific to the receivable. A similar procedure was followed with the amount included in the payment plan agreement signed with the Province of Buenos Aires for amounts deriving from the Framework Agreement (Note 13).

The amounts thus determined:

	1.	are net of an allowance for doubtful accounts, as described in more detail in paragraph i) of this Note.
	2.	consider the effects of that which is stated in Note 13.

d)	Other receivables and liabilities (excluding loans):

	-	In local currency: at nominal value.
	-	In foreign currency: at the exchange rate in effect as of the end of the period/year (Exhibit G).

Trade accounts payable have been valued at nominal value including, if any, interest expense accrued as of the end of the period/year. The values thus obtained do not differ significantly from those that would have been obtained if the Argentine GAAP had been applied, inasmuch as they establish that trade accounts payable must be valued at their estimated cash price at the time of the transaction, plus interest and implicit financing components accrued on the basis of the internal rate of return determined at such opportunity.

Other receivables and liabilities have been valued at their nominal value including, if any, interest income or expense accrued as of the end of the period/year. The values thus obtained do not differ significantly from those that would have been obtained if the Argentine GAAP had been applied, inasmuch as they establish that other receivables and liabilities must be valued on the basis of the best estimate amount to be collected and paid, respectively, discounted at a rate that reflects the time value of money and the risks specific to the transaction estimated at the time of their being recorded in assets and liabilities, respectively.

e)	Municipal Bonds

As of December 31, 2006, the Municipal Financial Restructuring Bonds (Bonos de Saneamiento Financiero Municipal) issued pursuant to Law N° 11,752 were valued at their conversion value according to the legislation mentioned in Note 25 (i.e. face value converted into pesos at the rate of 1.40 Argentine Pesos per US Dollar), restated for inflation as of such year-end, including the inflation-linked CER (“benchmark stabilization coefficient”) adjustment and interest accrued through the end of that year at an annual rate of 4%.

Due to impairment indicators, as of December 31, 2006, the Company recorded an allowance to reduce the value of the above mentioned bonds to their expected recoverable amount of 5,918 (Note 3.i and Exhibit E).

On January 4, 2007 the Company sold the aforementioned bonds at a value of 5,947.

f)	Supplies:

At acquisition cost restated to reflect the effects of inflation as indicated in Note 2. The consumption of supplies has been valued based on the average cost method.

The Company has classified supplies into current and non-current depending on whether they will be used for maintenance or capital expenditures.

The carrying value of supplies, taken as a whole, does not exceed their recoverable value.

g)	Non-current investments:

It represents the 50% interest held in the related company SACME S.A. (a company organized by means of equal contributions by distribution companies EDENOR S.A. and EDESUR S.A. in accordance with the Bid Package). SACME S.A. is in charge of monitoring the electric power supplied to the aforementioned distributors. As of March 31, 2007 and December 31, 2006, the investment in SACME has been recorded at its equity value.

In order to determine the equity value, the audited financial statements of SACME S.A. as of December 31, 2006 have been used. As of March 31, 2007 the Company has not been made aware of any events occurred in SACME that could significantly modify that company’s financial position or its results. The accounting principles used by SACME are similar to those applied by EDENOR for the preparation of its financial statements.

h)	Property, plant and equipment:

Property, plant and equipment transferred by SEGBA on September 1, 1992 were valued as of the privatization date as described below, and restated to reflect the effects of inflation as indicated in Note 2. The total value of the assets transferred from SEGBA was allocated to individual assets accounts on the basis of engineering studies conducted by the Company.

The total value of property, plant and equipment has been determined based on the US$ 427 million price effectively paid by EASA for the acquisition of 51% of the Company’s capital stock at acquisition date. Such price was used to value the entire capital stock of EDENOR at 832 million pesos, which, when added to the fair value of the debts assumed by the Company under the SEGBA Privatization Bid Package for 139.2 million less the fair value of certain assets received from SEGBA for 103.2 million, valued property plant and equipment at 868 million; which management estimates was their fair value as of September 1, 1992.

SEGBA neither prepared separate financial statements nor maintained financial information or records with respect to its distribution operations or the operations in which the assets transferred to EDENOR were used. Accordingly, it was not possible to determine the historical cost of transferred assets.

Additions subsequent to such date have been valued at acquisition cost restated to reflect the effects of inflation as indicated in Note 2, net of the related accumulated depreciation. Depreciation has been calculated by applying the straight-line method over the estimated useful life of the assets which was determined on the basis of the above-mentioned engineering studies. Furthermore, in order to improve the disclosure of the account, the Company has made certain changes in the classification of property, plant and equipment, based on each technical process.

In accordance with the provisions of TR N° 17, financial costs in relation to any given asset may be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period; the necessary activities to put the asset in a condition to be used or sold are not substantially complete; and the asset is not in condition so as to be used in the production or start up of other assets, depending on the purpose pursued with its production, construction, assembly or completion. The Company capitalized financial costs on property, plant and equipment from 1997 to 2001, in 2006 and during the period ended March 31, 2007. Financial costs capitalized for the three-month period ended March 31, 2007 amounted to 2,641 (Note 2).

During the three-month periods ended March 31, 2007 and 2006, direct and indirect costs capitalized amounted to 6,959 and 5,524 respectively.

The recorded value of property, plant and equipment, taken as a whole, does not exceed their recoverable value.

i)	Allowances (Exhibit E):

- Deducted from current assets:

• for doubtful accounts: it has been recorded to adjust the valuation of trade receivables up to their estimated recoverable value. The amount of the allowance has been determined based on the historical series of collections for services billed through the end of the period/year and collections subsequent thereto.

- Deducted from non-current assets:

• for impairment of value of deferred tax assets: as of March 31, 2007 and December 31, 2006 the Company has partially reversed out the valuation allowance. (Note 3.n)
• for impairment of value of Municipal Bonds: due to impairment indicators, as of December 31, 2006 the Company recorded an allowance to reduce the value of such bonds to their expected recoverable amount (Note 3.e).

j)	Accrued litigation (Exhibit E):

Amounts have been accrued for several contingencies.

The Company is a party to certain lawsuits and administrative proceedings in several courts and government agencies, including with respect to certain tax contingencies arising from the ordinary course of business. The Argentine tax authority (“AFIP”) has challenged certain income tax deductions related to allowances for doubtful accounts made by the Company on its income tax returns for fiscal years 1996, 1997 and 1998, and has assessed additional taxes for approximately 9,300. Tax related contingencies are subject to interest charges and, in some cases, to fines. This matter is currently on appeal to the tax court. During the appeal process payment of such claim has been suspended.

The Company is also a party to civil and labor lawsuits in the ordinary course of business.

At the end of each period/year, management evaluates these contingencies and records an accrual for related potential losses when: (i) payment thereof is probable, and (ii) the amount can be reasonably estimated. The Company estimates that any loss in excess of amounts accrued in relation to the above matters will not have a material adverse effect on the Company’s result of operations or its financial position.

The evolution of the accrued litigation account has been disclosed in Exhibit E.

k)	Loans:

As of the end of the period/year, the notes resulting from the restructuring process (Note 14) have been valued on the basis of the best estimate of the amount to be paid, discounted at a 10% annual nominal rate, which, in accordance with the Company’s criterion, reasonably reflects market assessments of the time value of money and specific debt risks.

Under Argentine GAAP, the exchange of debt instruments under substantially different conditions is considered as an extinguishment of the former debt (i.e., debt before restructuring).

The extinguishment of the former debt generated a gain of 182,251 as of March 31, 2006, however the adjustment to present value of future cash flows of the notes, at a market rate of 10% per annum, generated a gain of 102,546 and a loss of 15,062 as of March 31, 2006 and 2007, respectively.

l)	Shareholders' equity accounts:

These accounts have been restated to reflect the effects of inflation as indicated in Note 2, except for the "Shareholders’ Contributions - Nominal value" account which has been maintained at its original value. The excess of the adjustment value over its nominal value has been included in the “Shareholders’ Contributions – Adjustment to Capital” account.

m)	Statement of income accounts:

	•	The accounts that accumulate monetary transactions as of March 31, 2007 and 2006 have been disclosed at their nominal values.
	•	The charges for non-monetary assets consumed have been valued at cost restated to reflect the effects of inflation on the basis of the date of acquisition of such assets, as indicated in Note 2.
	•	Financial income (expense) and holding gains (losses) have been disclosed separately under income (expense) generated by assets and by liabilities.
	•	The adjustment to present value of the notes is stated at their nominal value.
	•	The gain on extinguishment of former debt as of March 31, 2006 is stated at nominal value.
	•	The adjustments to present value of trade receivables, related to the application of the retroactive tariff increase deriving from the Adjustment Agreement, and the payment plan agreement signed with the Province of Buenos Aires for amounts deriving from the Framework Agreement as of March 31, 2007, are stated at their nominal value.

n)	Income tax and tax on minimum presumed income:

The Argentine GAAP require the application of the deferred tax method to account for income tax. This method consists of recognizing deferred tax assets and liabilities when temporary differences arise from the valuation of assets and liabilities for accounting and tax purposes. Regarding the restatement of property, plant and equipment to reflect the effects of inflation, the Company has applied Resolution MD (the Board) N° 11/03 of the CPCECABA and General Resolution N° 487/06 of the CNV (see Note 2 – Changes in Argentine GAAP).

As of March 31, 2007, the allowance for impairment of value of deferred tax assets amounted to 31,722. The amount of the allowance has been assessed based on the Company’s estimate, in its business projection,, of future tariff increases deriving from the Adjustment Agreement (Note 17.b).

The reconciliation between the income tax as charge to the statement of income for the periods ended March 31, 2007 and 2006, and the amount that would result from applying the tax rate in effect (35%) to the income before taxes for each period, is as follows:

	2007	2006
Income tax calculated at tax rate in effect on the income before taxes	59,410	86,419
Permanent differences
Adjustment for inflation of property, plant and equipment	8,099	8,420
Accruals and other	(3,997)	3,260
Income tax	63,512	98,099
Decrease in the allowance for impairment of value of deferred tax assets	(539)	(291,607)
Income tax benefit for the period	62,973	(193,508)

Allowance for impairment of value of deferred tax assets
Balance at beginning of year	32,261	312,187
Decrease in the allowance for impairment of value of deferred tax assets	(539)	(291,607)
Balance at end of period	31,722	20,580

Additionally, the breakdown of deferred tax assets and liabilities as of March 31, 2007 and December 31, 2006 is as follows:

	2007	2006
Non-current deferred tax assets
Tax-loss carry forward	115,948	143,886
Allowance for doubtful accounts	6,327	6,426
Accruals	33,129	93,179
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and other trade receivable	14,424	0
Supplies valuation	135	159
	169,963	243,650
Non-current deferred tax liabilities
Property, plant and equipment	(19,306)	(24,209)
Adjustment to present value of the notes	(14,726)	(19,998)
	(34,032)	(44,207)

Net deferred tax assets before allowance	135,931	199,443

Allowance for impairment of value of deferred tax assets	(31,722)	(32,261)
Net deferred tax assets	104,209	167,182

Tax losses to be carried forward as of March 31, 2007 are as follow:

	Amount	Tax rate 35%	Year expiring
Tax loss carry forward 2002	307,520	107,632	2007
Tax loss carry forward 2006	23,761	8,316	2011
Total tax losses as of March 31, 2007	331,281	115,948

As tax losses become statute-barred within five years, the aforementioned tax losses may be applied to offset any future taxable income that may arise within such five-year term.

Additionally, the Company determines the tax on minimum presumed income by applying the current rate of 1% on the Company’s taxable assets as of the end of the period/year. The tax on minimum presumed income and the income tax complement each other. The Company’s tax obligation for a given year will be equal to the higher of these taxes. However, should the tax on minimum presumed income exceed income tax in any given fiscal year, such excess will be eligible for credit against a partial payment of any excess of the income tax over the tax on minimum presumed income that may arise in any of the ten subsequent fiscal years.

For the three-month period ended March 31, 2007 the Company has estimated a minimum presumed income tax charge of 2,800, whereas for the year ended December 31, 2006 the charge amounted to 19,872. The corresponding outstanding tax credits as of the end of the period/year have been included in Other non-current receivables.

ñ)	Operating leases:

As lessee, EDENOR has lease contracts (buildings) which classify as operating leases.

Common characteristics of these lease contracts are that cannon amounts (installments) are established as fixed amounts, there are neither purchase option clauses nor renewal term clauses (except for the Handling and Energy Transformation Center contract that has an automatic renewal clause for five-year term) and there are prohibitions as: transference or sub-leasing of the building, the change of destination and/or making changes of any kind to the building. All operating lease contracts have cancelable terms and lease periods of two or three to thirteen years.

Buildings are for commercial offices, the warehouse, the headquarters building (administration, commercial and technical offices), the Handling and Energy Transformation Center (two buildings and a plot of land located within the perimeter of Central Puerto Nuevo and Puerto Nuevo) and Las Heras substation.

As of March 31, 2007, future minimum lease payments with respect to operating leases are detailed below:

2007	1,894
2008	856
2009	180
2010	147
2011	147
2012	147
Total minimum lease payments required	3,371

Total rental expenses for all operating leases for the periods ended March 31, 2007 and 2006 are as follow:

	2007	2006
Total rental expenses	714	641

As lessor, Edenor has signed into several operating lease contracts with certain cable television companies granting them the right to use poles within the Company’s network. Most of such lease contracts include automatic renewal clauses.

As of March 31, 2007, future minimum lease collections for each of the five succeeding fiscal years are detailed below:

2007	5,795
2008	987
2009	62
2010	0
2011	0
Total minimum lease collections required	6,844

Total rental income for all operating leases for the three-month periods ended March 31, 2007 and 2006, is as follows:

	2007	2006
Total rental income	2,532	3,878

o)	Labor cost liabilities and Early retirements payable:

They include the following charges:

	•	for supplementary benefits of paid leave of absence derived from accumulated vacation,
	•	for seniority-based bonus to be granted to employees with a specified number of years of employment, as stipulated in collective bargaining agreements in effect (as of March 31, 2007 and December 31, 2006, the accrual for such bonuses amounted to 5,031 and 4,847 respectively), and
	•	for other personnel benefits (pension plan) to be granted to employees upon retirement, as stipulated in collective bargaining agreements in effect (as of March 31, 2007 and December 31, 2006, the accrual for these benefits amounted to 10,668 and 9,638 respectively).

Liabilities related to the above-mentioned seniority-based bonus and other personnel benefits (pension plans) to be granted to employees, have been determined taking into account all rights accrued by the beneficiaries of both plans as of March 31, 2007 and December 31, 2006, respectively, on the basis of an actuarial study conducted by an independent expert as of December 31, 2006. Such liabilities have been disclosed under the “Salaries and social security taxes” account as seniority-based bonus and other personnel benefits, respectively (Note 8).

Early retirements payable corresponds to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations which as of March 31, 2007 and December 31, 2006 amount 2,955 and 2,320 (current) and 5,498 and 5,802 (non-current), respectively (Note 8).

p)	Customer deposits:

Under the Concession Agreement, the Company is allowed to receive customer deposits in the following cases:

	1.	When the power supply is requested and the user is unable to provide evidence of his legal ownership of the premises;
	2.	When service has been suspended more than once in one-year period;
	3.	When the power supply is reconnected and the Company is able to verify the illegal use of the service (fraud).
	4.	When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

The Company has decided not to request customer deposits from residential T1 tariff customers.

Customer deposits may be either paid in cash on through the customer’s bill, and accrue monthly interest at a specific rate of Banco de la Nación called “reference” rate.

When a customer requests that the supply service be disconnected, the customer’s deposit is credited (principal amount plus any interest accrued through the date of reimbursement). Any balance outstanding at the time of requesting the disconnection of the supply service is deducted from the amount so credited. Similar procedures are followed when the supply service is disconnected due to customer’s inability to pay for the electricity consumed. Consequently, the Company recovers, either fully or partially, any amount owed for electric power consumption.

When the conditions for which the Company is allowed to receive customer deposits no longer exist, the principal amount plus any interest accrued thereon are credited to the customer’s account.

Customer deposits are stated at nominal value plus interest accrued, if any, as of the end of the period/year.

Customer contributions:

The Company receives advances from certain customers for services to be provided based on individual agreements. Such advances are stated at nominal value as of the end of the period/year .

q)	Revenue recognition:

Revenues from operations are recognized on an accrual basis and derive mainly from electricity distribution. Such revenues include electricity supplied, whether billed or unbilled, at the end of the period/year and have been valued on the basis of applicable tariffs.

The Company also recognizes revenues from other concepts included in distribution services, such as new connections, pole rental, transportation of electricity to other distribution companies, etc.

All revenues are recognized when the Company’s revenue earning process has been substantially completed, the amount of revenues may be reasonably measured, and the economic benefits associated with the transaction flow to the Company.

r)	Estimates:

The preparation of the financial statements in accordance with Argentine GAAP requires the Company’s Board of Directors and Management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results and amounts may differ from the estimates used in the preparation of the financial statements.

s)	Earnings per common share:

It has been computed on the basis of the number of shares outstanding as of March 31, 2007 and 2006 which amounts to 831,610,200 shares. There is no earning (loss) per share dilution, as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

t)	Segment information:

In accordance with the provisions of TR No 18, the Company is required to disclose segment information provided certain requirements are met. This Resolution establishes the criterion to be followed for reporting information on operating segments in annual financial statements, and requires the reporting of selective information on operating segments in interim financial reports. Operating segments are those components of a company’s activity about which different financial information may be obtained, whether for the allocation of resources or the determination of an asset’s performance. TR N° 18 also establishes the criterion to be applied by a company to disclose its products and services, geographical areas and major customers.

The Company is a natural monopoly that operates in a single business segment, electricity distribution and sale in a specific urban geographical area, pursuant to the terms of the concession agreement that governs the provision of this public service. The Company’s activities have similar economic characteristics and are similar as to the nature of their products and services and the electricity distribution process, the type or category of customers, the geographical area and the methods of distribution. Management evaluates the Company’s performance based on net income. Accordingly, the disclosure of information as described above is not necessary.

u)	Risk management:

The Company operates mainly in Argentina. Its business may be affected by inflation, currency devaluation, regulations, interest rates, price controls, changes in governmental economic policies, taxes and other political and economic-related issues affecting the country. The majority of the Company’s assets are either non-monetary or denominated in Argentine pesos, whereas the majority of its liabilities are denominated in U.S. dollars.

As of March 31, 2007 and December 31, 2006, the Company has not entered into any foreign currency forward contracts or floating interest rate forward contracts.

v)	Concentration risks:

Related to customers

The Company’s accounts receivable derived primarily from the sale of electric power.

No single customer accounted for more than 10% of sales for the three-month periods ended March 31, 2007 and 2006. The collectibility of trade receivables balances related to the Framework Agreement amounting to 12,609 and 45,552 as of March 31, 2007 and December 31, 2006, respectively, as disclosed in Notes 4 and 13 is subject to compliance with the terms of such Framework Agreement.

In addition and as described in Note 13, the aforementioned Framework Agreement expired on December 31, 2006. As from such date the Company has been negotiating the renewal of such agreement with the Federal and Provincial Governments. However, the Company has continued supplying electricity to low income areas and shantytowns.

Related to employees who are union members

As of March 31, 2007, approximately 78% of the Company’s employees were union members. Although the relationship with unions is currently stable, the Company may not ensure that there will be no work disruptions or strikes in the future, which could have a material adverse effect on the Company’s business and the results of operations, especially in light of the social tension caused by the economic crisis. Furthermore, collective bargaining agreements signed with unions will expire by the end of the current 2007 fiscal year. There is no guarantee that the Company will be able to negotiate new collective bargaining agreements under the same terms as those currently in place or that there will be no strikes during or after the negotiation process.

The Bid Package sets forth the responsibilities of both SEGBA and the Company in relation to the personnel transferred by SEGBA through Resolution N° 26/92 of the Energy Secretariat. According to the Bid Package, SEGBA will be fully liable for any labor and social security obligations accrued or originated in events occurred before the take-over date, as well as for any other obligations deriving from lawsuits in process at such date.

In December 1998, new collective bargaining agreements were signed with the Sindicato de Luz y Fuerza de la Capital Federal and the Asociación de Personal Superior de Empresas de Energía. These agreements would be in effect for a term of five years to commence as from the date of approval and until the signing of a new agreement. The Ministry of Labor and Social Security approved the agreements signed with both the Sindicato de Luz y Fuerza de la Capital Federal and the Asociación de Personal Superior de Empresas de Energía on March 11, 1999 (through Resolution N° 31) and October 15, 1999 (through Resolution N° 318/99), respectively.

During 2005, two new collective bargaining agreements were signed with the Sindicato de Luz y Fuerza de la Capital Federal and the Asociación de Personal Superior de Empresas de Energía, which will expire on December 31, 2007 and October 31, 2007, respectively. These agreements were approved by the Ministry of Labor and Social Security on November 17, 2006 and October 5, 2006, respectively.

w)	Financial statements comparison:

Certain amounts disclosed in the financial statements as of March 31, 2006 have been reclassified for comparative purposes, following the disclosure criteria used for the financial statements as of March 31, 2007.

Such reclassifications do not imply any changes in shareholders’ equity as of March 31, 2006 or in the results of operations for the three-month period then ended.

4. TRADE RECEIVABLES

The detail of trade receivables as of March 31, 2007 and December 31, 2006 is as follows:

	2007	2006
Current:

Receivables from sales of electricity:
Billed	122,065	112,706

Unbilled
Sales of electricity	108,663	92,803
Retroactive tariff increase arising from the application of the new electricity rate schedule (Note 17.b item d)	48,447	0
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule (Note 3.c)	(2,421)	0
Framework Agreement (Note 13)	12,609	45,552
Framework Agreement - Payment plan with the Province of Bs. As. (Note 13)	22,595	0
Adjustment to present value of the Framework Agreement - Payment plan with the Province of Bs. As. (Note 3.c)	(825)	0
National Fund of Electricity (Note 17.a)	9,980	23,015
Canon payable for the expansion of the network, transportation and others (Note 17.b)	12,253	11,882
In litigation	10,733	10,603
Subtotal	344,099	296,561
Less:
Allowance for doubtful accounts (Exhibit E)	(24,617)	(25,623)
	319,482	270,938

	2007	2006
Non-Current:
Receivables from sales of electricity:
Unbilled
Retroactive tariff increase arising from the application of the new electricity rate schedule (Note 17.b item d)	162,948	0
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule (Note 3.c)	(37,505)	0
Framework Agreement - Payment plan with the Province of Bs. As. (Note 13)	4,519	0
Adjustment to present value of the Framework Agreement - Payment plan with the Province of Bs. As. (Note 3.c)	(461)	0
	129,501	0

5. OTHER RECEIVABLES

The detail of other receivables as of March 31, 2007 and December 31, 2006 is as follows:

	2007	2006
Current:

Prepaid expenses (1)	2,028	1,305
Advances to suppliers	1,716	1,082
Advances to personnel	538	238
Related parties (2) (Note 15)	7,165	10,179
Preliminary attachments - ENRE - (Note 17.a)	40	67
Municipal Bonds (Notes 3.e)	0	11,836
Allowance for impairment of value of Municipal Bonds ( Exhibit E)	0	(5,918)
Other debtors	10,973	9,873
Allowance for other doubtful accounts (Exhibit E)	(2,450)	(2,300)
Other (3)	3,567	3,859
	23,577	30,221

	2007	2006
Non-current:

Related parties (Note 15)	3,077	3,077
Tax credit on minimum presumed income (Note 3.n)	88,831	86,031
Net deferred tax assets (Note 3.n)	135,931	199,443
Allowance for impairment of value of deferred tax assets (Exhibit E)	(31,722)	(32,261)
Other	188	185
	196,305	256,475

(1)	Includes 104 and 101 in foreign currency (Exhibit G) as of March 31, 2007 and December 31, 2006, respectively.
(2)	Includes 5,753 and 8,767 in foreign currency (Exhibit G) as of March 31, 2007 and December 31, 2006, respectively.
(3)	Includes 788 and 754 in foreign currency (Exhibit G) as of March 31, 2007 and December 31, 2006, respectively.

6. TRADE ACCOUNTS PAYABLE

      The detail of trade accounts payable as of March 31, 2007 and December 31, 2006 is as follows:

	2007	2006
Current:

Payables for purchase of electricity and other purchases (1)	121,506	158,371
Unbilled electric power purchases	85,664	92,877
Customer contributions (Note 3.p)	18,298	16,123
Other	411	269
	225,879	267,640

Non-Current:

Customer deposits (Note 3.p)	32,300	31,250

(1)

Includes 17,258 and 16,271 in foreign currency (Exhibit G) as of March 31, 2007 and December 31, 2006, respectively. Also, includes balances with SACME S.A. for 610 and 676 as of March 31, 2007 and December 31, 2006, respectively; balance with Electricidad Argentina S.A. for 65 as of March 31, 2007 and balance with Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio for 16 as of December 31, 2006.

7.  LOANS

      The detail of loans as of March 31, 2007 and December 31, 2006 is as follows:

	2007	2006
Current:

Financial loans:
In foreign currency (Exhibit G and Note 14)
Interest (Note 14)	12,926	2,029

Non-Current:

Notes:
In foreign currency (Exhibit G and Note 14)
Fixed and Incremental Rate Par Notes – Class A	227,802	225,009
Fixed and Incremental Rate Par Notes – Class B	155,896	153,986
Floating Rate Par Notes – Class A	39,234	38,753
Fixed and Incremental Rate Discount Notes – Class A	472,197	466,409
Fixed and Incremental Rate Discount Notes – Class B	271,803	268,471
Subtotal	1,166,932	1,152,628
Adjustment to present value of notes	(42,076)	(57,138)
Notes at present value	1,124,856	1,095,490

8. SALARIES AND SOCIAL SECURITY TAXES

    The detail of salaries and social security taxes as March 31, 2007 and December 31, 2006 is as follows:

	2007	2006
Current:

Salaries payable and accruals	32,294	44,423
Social Security (ANSES)	6,729	4,703
Early retirements payable (Note 3.o)	2,955	2,320
	41,978	51,446
Non-Current (Note 3.o):

Other personnel benefits (Note 2)	10,668	9,638
Seniority-based bonus	5,031	4,847
Early retirements payable	5,498	5,802
	21,197	20,287

9. TAXES

     The detail of taxes as of March 31, 2007 and December 31, 2006 is as follows:

	2007	2006
Current:

Provincial, municipal and federal contributions and taxes	25,880	19,568
Value Added Tax (VAT)	20,743	11,935
Tax on minimum presumed income	5,450	6,507
Withholdings	7,301	4,894
Municipal taxes	15,418	15,044
Other	4,088	4,244
	78,880	62,192

10. OTHER LIABILITIES

      The detail of other liabilities as of March 31, 2007 and December 31, 2006 is as follows:

	2007	2006
Current:

Technical Assistance (Note 15 and Exhibit G)	2,911	4,465
Fees related to the initial public offering of capital stock (Note 23) (1)	9,290	3,820
Fees related to debt restructuring (Exhibit G)	0	7,299
Program for the Rational Use of Electric Power (PUREE)	6,926	6,926
Other (2)	3,930	3,870
	23,057	26,380
Non-current:

ENRE penalties (Note 17 a and b)	245,881	241,079

(1)	Includes 9,272 and 3,764 in foreign currency (Exhibit G) as of March 31, 2007 and December 31, 2006, respectively.
(2)

Includes 2,455 and 2,435 in foreign currency (Exhibit G) as of March 31, 2007 and December 31, 2006, respectively. Also, includes balances with Errecondo, Salaverri, Dellatorre Gonzalez & Burgio for 1,296 and 208 and with Estudio Beccar Varela for 248 and 245 as of March 31, 2007 and December 31, 2006, respectively (Note 15).

11. NET SALES

      The breakdown of net sales for the three-month periods ended March 31, 2007 and 2006 is as follows:

	2007	2006

Sales of electricity (1)	620,526	323,448
Late payment charges	4,269	3,153
Pole leases	2,532	3,878
Connection charges	757	413
Reconnection charges	280	647
	628,364	331,539

(1) Net of ENRE penalties for 4,980 and 6,850 for the three-month periods ended March 31, 2007 and 2006, respectively. (Note 17). As of March 31, 2007, includes 218,591 related to the retroactive tariff increase arising from the application of the new electricity rate schedule.

12. OTHER (EXPENSE) INCOME– NET

      The breakdown of other (expense) income, net for the three-month periods ended March 31, 2007 and 2006 is as follows:

	2007	2006

Non operating income	87	2,589
Commissions on municipal taxes collection	422	384
(Expense) from technical services	(329)	(92)
Voluntary retirements and terminations	(2,085)	(1,548)
Severance paid	(1,326)	(876)
Accrued litigation	(3,000)	(3,000)
Supplies recovered from third parties	0	5,782
Disposal of property, plant and equipment	(122)	0
Other	(40)	(655)
	(6,393)	2,584

13.  FRAMEWORK AGREEMENT

On January 10, 1994, the Company, together with EDESUR S.A., the Argentine Federal Government and the Government of the Province of Buenos Aires signed a Framework Agreement aimed at resolving the issue of supplying electricity to low-income areas and shantytowns. Pursuant to such Framework Agreement, the Company is entitled to receive compensation from a Special Fund for any non-payment~~s~~ of electricity supplied to low-income areas and shantytowns. The ENRE approved this Framework Agreement through Resolution N° 6 dated January 20, 1994, which was then ratified by both the Federal Government through Decree N° 584 dated April 22, 1994 and the Government of the Province of Buenos Aires through Decree N° 1,445 dated June 2, 1994.

In accordance with Section 5 of the above-mentioned Agreement, the Company waived its right to any claims and/or collection of bills, adjustments, surcharges and interest arising or accrued from September 1, 1992 through January 31, 1994, as a result of direct connections, power theft, unrecorded consumption or any other form of misappropriation of electricity or illegal use thereof. The economic value assigned to the above-mentioned waiver amounted to 20,000, for which purpose a Special Fund was set up. The cost of this Special Fund was borne by the Argentine Federal Government and the Province of Buenos Aires which contributed a percentage of the bills effectively collected from users in low-income areas and shantytowns. The four-year duration of this Special Fund, which commenced as from the date on which the Framework Agreement went into effect, ended on June 30, 1998. The Company has been fully compensated for the economic effect derived from the above-mentioned waiver.

As permitted by Section 13 of the Agreement, which stipulates that the terms and conditions of the Agreement may be subject to review and/or adjustments under certain circumstances, and taking into account that not all of the objectives of the Agreement could be completely fulfilled within the originally stipulated period, although most of them had been accomplished, and considering also that new shantytowns had appeared which had to be recognized, the parties agreed to extend the term of the Agreement for an additional fifty-month period ending August 31, 2002. During such additional period the original provisions of the Framework Agreement and the Regulations continued to be in effect. Furthermore, a new population census was conducted so as to identify those shantytowns which up to then had not been recognized. Said census has been completed and approved by the regulatory agency. Furthermore, the above-mentioned extension of the Framework Agreement was approved by the Argentine Federal Government through Decree N° 93 dated January 25, 2001.

As from the expiration date of the above-mentioned Agreement, the Company continued supplying electricity to low-income areas and shantytowns.

On October 6, 2003, the Company signed a new Framework Agreement with the Argentine Federal Government and the Government of the Province of Buenos Aires for a term of four years, which retroactively covers all the services provided as from September 1, 2002. This Agreement may be renewed for another four-year term should the parties so agree.

The new Agreement, whose terms and conditions are similar to those of the previous agreement, was ratified by both the Federal Executive Power and the Government of the Province of Buenos Aires through Decree N° 1972 dated December 29, 2004 (published in the Official Gazette on January 5, 2005) and Decree N° 617 dated April 5, 2005 (published in the Official Gazette on May 23, 2005), respectively.

As disclosed in Note 4, receivables under the new Agreement as of March 31, 2007 and 31, 2006 amounted to 12,609 and 45,552, respectively. During the period ended March 31, 2007, the Company collected 5,828.

On October 26, 2006, the Company entered into a Payment Plan Agreement with the Government of the Province of Buenos Aires which establishes the conditions according to which the Province of Buenos Aires will honor its obligation to the Company under the Agreement expired on December 31, 2006. In such agreement, the Company claims a debt amounting to 27,114, for the period September 2002 through June 2006, which the Province agrees to verify in accordance with the provisions of chapter VI -section 13 and related sections- of the Fund Regulations of the new Agreement. Furthermore, the Province agrees to pay the debt resulting from the aforementioned verification, in 18 equal, consecutive and monthly installments.

Together with the payment of the first six installments of the aforementioned payment plan, which will begin even if the verification to be carried out by the Province were not completed, the Province of Buenos Aires committed to pay the amounts resulting from the electricity provided to low-income areas and shantytowns during the last semester of 2006 which amount to 5,815. The Company waived its right to interest accrued from the date on which the New Framework Agreement went into effect through the commencement of the agreed-upon installment plan. The aforementioned waiver is subject to the compliance of the Government of the Province of Buenos Aires with the agreed-upon installment plan.

The aforementioned agreement was approved by the Company’s Board of Directors on November 7, 2006. Furthermore, as of the date of issuance of these financial statements the implementation of the aforementioned agreement has been signed by the competent Administrative Authority and its publication in the Official Gazette of the Province of Buenos Aires is still pending.. Nevertheless, on April 24, 2007 the Province of Buenos Aires paid the first three installments of the aforementioned payment plan amounting to 4,519 (Note 26.a).

The aforementioned Framework Agreement expired on December 31, 2006. As from such date the Company has been negotiating the renewal of such agreement with the Federal and Provincial Governments. However, the Company has continued supplying electricity to low-income areas and shantytowns.

14.	RESTRUCTURING OF FINANCIAL DEBT

On January 19, 2006, the Board of Directors approved the launching of a solicitation of consent for the restructuring of the Company’s financial debt through the exchange of such debt for a combination of cash and notes (the Restructuring) pursuant to a voluntary exchange offer (the Voluntary Exchange Offer) and/or an out-of-court reorganization agreement (Acuerdo Preventivo Extrajudicial) (the APE).

Furthermore, the holders of Gain Trust Notes due in 2005, which represent an interest in the private corporate note issued by the Company held by a financial trust, were offered to directly participate in the Restructuring by exchanging their Gain Trust Notes for Floating Rate Notes due in 2006, and then exchanging such Notes for the consideration offered in the Restructuring.

The Restructuring

The Company made an exchange offer and launched a solicitation of consent to execute an APE with eligible holders of its outstanding financial debt. An APE is an insolvency procedure available to debtors under the Argentine Bankruptcy Law (LCQ) consisting of an out-of-court reorganization agreement between a debtor and creditors holding at least two thirds of unsecured debt, which is subject to judicial confirmation. Upon judicial confirmation, the APE becomes binding on all unsecured and non-preferred creditors, including non-consenting creditors, whether or not such creditors have participated in the negotiation or execution of the APE.

Creditors holding more than 65% of the Company’s outstanding financial debt (including accrued and unpaid interest and applicable penalties, if any) have committed, by signing support agreements with the Company, to tender their debt in the Voluntary Exchange Offer and give their consent to the APE, should this procedure be initiated.

The Company could carry out the Restructuring in accordance with one of the following three alternatives:

•	If creditors holding at least 66% but less than 93% of the aggregate outstanding amount give their consent to the Restructuring, the Company, the Supporting Creditors and the APE Representative, on behalf of Consenting Creditors, will promptly execute the Restructuring Agreement, and the Company may, at its own option, either proceed with a Mandatory Exchange through the APE or an In-APE Exchange on the Consummation Date or on the In-APE Exchange Date, respectively, subject in each case to the fulfillment of the Conditions to the APE Restructuring Alternatives;

•

If creditors holding at least 93% but less than 98% of the aggregate outstanding amount give their consent to the Restructuring, the Company may, at its own option, either proceed with an In-APE Exchange (subject to the fulfillment of the Conditions to the APE Restructuring Alternatives) on the In-APE Exchange Date or carry out the Voluntary Exchange Offer (subject to the fulfillment of the Conditions to the Voluntary Exchange Offer) on the Voluntary Exchange Date; or

•

If creditors holding at least 98% of the aggregate outstanding amount give their consent to the Restructuring, the Company will carry out the Voluntary Exchange Offer (subject to the fulfillment of the Conditions to the Voluntary Exchange Offer) on the Voluntary Exchange Date.

Each of these alternatives was subject to the fulfillment of certain conditions, including all necessary regulatory approvals.

On February 22, 2006, the Company informed that creditors holding 100% of the Company’s outstanding financial debt (including accrued and unpaid interest and applicable penalties) had accepted the restructuring process of the financial debt, either by directly giving their consent and/or signing support agreements with the Company. Consequently, in accordance with the degree of acceptance received, the Company carried out the Restructuring following the third alternative mentioned above.

The Company carried out the Restructuring through the exchange of the outstanding financial debt held by consenting creditors, at such creditors’ option, subject to proration and reallocation, for one or a combination of the following alternatives, which include the issuance of notes under the current corporate notes program:

•	The Fixed Rate Par Option: For each US$ 1,000 principal amount of outstanding financial debt, creditors received Fixed Rate Par Notes for a nominal value of US$ 1,000. The amount of Fixed Rate Par Notes issued under the Restructuring was not subject to a maximum amount. Interest on Fixed Rate Par Notes will be payable semiannually in arrears at an annual fixed rate, as detailed in the table below, and principal will be due and payable in semiannual installments based on the amortization schedule detailed in the table below:

Year	Annual Interest Rate on Fixed Rate Par Notes	Annually Scheduled Amortization
1	3.0%	0.0%
2	4.0%	0.0%
3	5.0%	0.0%
4	6.0%	0.0%
5	8.0%	0.0%
6	9.0%	10.0%
7	9.5%	10.0%
8 through 11	10.0%	10.0%, 10.0%, 10.0%, 50.0%

An amount of US$ 123.8 million in notes, comprised of two classes (Class “A” amounting to US$ 73.5 million and Class “B” amounting to US$ 50.3 million), was issued under this option.

•	The Floating Rate Par Option: For each US$ 1,000 principal amount of outstanding financial debt, creditors received Floating Rate Par Notes for a nominal value equal to (i) US$ 1,000 plus (ii) any accrued and unpaid interest as of December 31, 2005 (excluding penalty interest and additional amounts, if any) in respect of such US$ 1,000 principal amount of outstanding financial debt (or, in the case of Gain Trust Notes, any accrued and unpaid interest as of December 31, 2005 (excluding any penalty interest and additional amounts, if any) in respect of such US$ 1,000 principal amount of Gain Trust Notes). A maximum of US$ 50 million principal amount of outstanding financial debt could be exchanged under this option. Interest on Floating Rate Par Notes will be payable semiannually in arrears at an annual rate equal to LIBOR plus a spread, and principal will be due and payable in semiannual installments based on the amortization schedule detailed in the table below:< /font>

Year	Annual Spread Floating Rate Par Notes	Annually Scheduled Amortization
1	0.0%	0.0%
2	0.0%	0.0%
3	1.0%	0.0%
4 through 6	1.5%	0.0%, 0.0%, 5.0%
7 through 14	2.0%	5.0%, 5.0%, 5.0%, 5.0%, 5.0% 10.0%, 10.0%, 50.0%

An amount of US$ 12.7 million in notes was issued under this option.

•	The Combination Option: For each US$ 1,000 principal amount of outstanding financial debt, creditors received (i) a cash payment of US$ 283 and (ii) Discount Notes for a nominal value of US$ 667. A fixed amount of US$ 360 million principal amount of outstanding financial debt could be exchanged under this option. Interest on Discount Notes will be payable semiannually in arrears at an annual fixed rate, and principal will be due and payable in semiannual installments based on the amortization schedule detailed in the table below:

Year	Discount Applicable to Annual Interest Rate	Annually Scheduled Amortization
1	3.0%	0.0%
2	3.5%	0.0%
3	10.0%	5.0%
4	11.0%	5.0%
5 through 9	12.0%	5.0%, 5.0%, 10.0%, 10.0%, 60.0%

An amount of US$ 240 million in notes, comprised of two classes (Class “A” amounting to US$ 152.3 million and Class “B” amounting to US$ 87.7 million), was issued under this option.

The Company did not make any payment or capitalized any accrued and unpaid interest or any other accrued or unpaid additional amount on any Outstanding Debt exchanged under the Restructuring, other than as set forth in the above options.

Finally, on April 24, 2006, the Company made a cash payment of US$ 102,000,028 to those creditors who had chosen the Combination Option, and an additional payment of US$ 4,735,872 to those creditors who had validly given their consent and tendered their outstanding financial debt, pursuant to the terms of the restructuring proposal. The latter amount represents interest accrued on the original debt principal amount at the interest rate applicable to the notes for the period extending from January 1, 2006 to the date of issuance of the notes, which was, April 24, 2006.

Furthermore, in conformity with the options selected by the financial creditors and after applying the pro-ration and allocation mechanism, EDENOR issued the notes under the Global Corporate Notes Program.

Therefore, the Company’s post-restructuring debt as of March 31, 2007 was comprised of the following Notes:

Type	Class	Post-restructuring debt structure - in thousands of US$	Balance as of March 31, 2007(Note 7)
Fixed Rate Par Note	A	73,485	227,802
	B	50,289	155,896
Floating Rate Par Note	A	12,656	39,234
Discount Note	A	152,322	472,197
	B	87,678	271,803
Total		376,430	1,166,932

As a result of the restructuring process, the defaulted debt prior to the restructuring, which amounted to US$ 540.9 million as of February 22, 2006, was reduced to US$ 376.4 million, with an average term of more than 8 years, at an average cost of 8% and final maturity in 2019. The principal amortization schedule broken down by year of total debt (without considering possible adjustments, prepayments, redemptions or cancellations) is detailed in the table below:

Year	Amount in thousands of US$
2008	12,000
2009	12,000
2010	12,000
2011	25,010
2012	37,010
2013	37,010
2014	157,010
2015	13,010
2016	62,520
2017	1,266
2018	1,266
2019	6,328
376,430

Main covenants

As established in the trust agreement for the issuance of corporate notes, the main covenants assumed in relation to this transaction are the following:

-	Based on the level of excess cash (leverage ratio) and subject to maintaining an established minimum cash balance of US$ 15 million, the Company will be subject to the following conditions:

If EDENOR’s Leverage Ratio (defined as Total Financial Debt to Consolidated EBITDA) is higher than 3.5, any excess cash shall be applied, at the Company’s discretion, either for the purchase of notes through market purchases or for the optional redemption of notes.

If the Leverage Ratio is equal to or lower than 3.5, but higher than 3.0, the Company, at its discretion, will apply any excess cash as follows:

A minimum of 50% of such excess cash shall be applied, at the Company’s discretion, either for the purchase of notes through market purchases or for the optional redemption of notes; and a maximum of 50% of such excess cash shall be used to make permitted capital expenditures, regulatory capital expenditures or additional capital expenditures;

A minimum of 75% of such excess cash shall be applied, at the Company’s discretion, either for the purchase of notes through market purchases or for the optional redemption of notes; and a maximum of 25% of such excess cash shall be used entirely at the Company’s discretion, including, without limitation, for the payment of dividends;

If the Leverage Ratio is equal to or lower than 3.0, but higher than 2.5, the Company, at its discretion, will apply any excess cash as follows:

A minimum of 50% of such excess cash shall be applied, at the Company’s discretion, either for the purchase of notes through market purchases or for the optional redemption of notes; and a maximum of 50% of such excess cash shall be used entirely at the Company’s discretion, including, without limitation, for the payment of dividends;

If the Leverage Ratio is equal to or lower than 2.5, the Company is exempt from complying with the above-mentioned conditions and therefore any excess cash may be applied at its discretion.

-	The Company may make permitted capital expenditures up to an agreed-upon annual amount.

-	Upon the occurrence of an Adverse Event, EDENOR, at its discretion, may elect to defer, reschedule and capitalize up to one year of principal amortization payments and one year of interest payments on any or all series of notes by written notice to the holders on each payment date or prior thereto. This provision may be invoked only once in respect of both an Adverse Cash Flow Event and an Adverse Devaluation Event during the term of the Notes.
Adverse Cash Flow Event means the occurrence of any event or series of events that are outside the Company’s control and result in the Company’s inability to meet its debt service obligations, to the extent that the minimum cash balance is maintained. Adverse Devaluation Event means any measure or series of measures taken by the Argentine government, general market conditions or any other event that results in a 20% or larger devaluation of the Peso in any period of 12 consecutive months after the Issuance Date as compared to its value as of January 1, 2006.

-	The Company may incur additional indebtedness subject to certain conditions that are described in the trust agreement for the issuance of the corporate notes.

-	Restricted Payments: No dividends shall be paid until April 24, 2008 or until such time when the Company’s Leverage Ratio is lower than 2.5, whichever occurs first. Fees payable under the technical assistance agreement shall not exceed US$ 2 million. Payments to EASA shall not exceed US$ 2.5 million in any fiscal year.

-	-The Company may suspend compliance with any covenants provided that its leverage ratio is equal to or lower than 2.5.

-	In the case that the Company carries out a primary equity public offering and as long as the Company’s Leverage ratio is higher than 2.5, the Company shall be required to apply 25% of the net cash proceeds of the base offering amount to purchase notes through market purchases, taking into account that the Company shall have a two-year period to make the aforementioned purchases of notes through market purchases and the Company shall have no obligation to make the aforementioned purchases of notes at a price greater than the face value of the Notes (Note 26.a).

As of the date of issuance of these financial statements, the Company is in compliance with its obligations as stipulated in the trust agreement related to the corporate notes issued after the restructuring of the financial debt .

15. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

In the normal course of business, the Company carries out transactions with related parties. As of March 31, 2007 and December 31, 2006, outstanding balances with related parties are as follow:

	2007	2006
Other receivables (Note 5)
EDF International (*)	2,841	4,338
Electricidad Argentina S.A. (*)	2,912	4,429
SACME S.A.	448	448
New Equity Ventures LLC	964	964
Employee Stock Ownership Program (Note 16.c)	3,077	3,077
Total	10,242	13,256

Trade accounts payable (Note 6)
Electricidad Argentina S.A.	(65)	0
Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio	0	(16)
SACME S.A.	(610)	(676)
Total	(675)	(692)

Other liabilities (Note 10)
Electricidad Argentina S.A.	(2,911)	(4,465)
Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio	(1,296)	(208)
Estudio Beccar Varela	(248)	(245)
Total	(4,455)	(4,918)

(*) Includes services to be received.

Transactions carried out with related parties for the three-month periods ended March 31, 2007 and 2006 are as follow:

	2007	2006
Other Income
Electricidad Argentina S.A.	3	0
Total	3	0
Expenses from services
SACME S.A.	(762)	(545)
EDF International	(1,863)	(1,905)
Estudio Beccar Varela	(7)	(2)
Total	(2,632)	(2,452)
Financial expenses, interest and penalties
EDF International	0	(2,006)
Electricidad Argentina S.A.	(1,598)	(3,339)
Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio	(1,406)	0
Total	(3,004)	(5,345)

Financial debt restructuring result
EDF International	0	38,114

Adjustment to present value of notes
EDF International	0	16,544

Operating and Technical Assistance Agreements

In compliance with the provisions of both the Bid Package and the Transfer Contract, the Company has entered into an Operating Agreement with EDF International and ENHER, pursuant to which EDF International and ENHER would provide technical advisory services concerning the distribution and sale of electricity and would commit their experience and know-how to the achievement of an efficient and competitive management.

On July 16, 1999, ENHER assigned its rights and obligations arising from the above mentioned Operating Agreement to its controlling company ENDESA S.A.

On May 4, 2001, in compliance with that which has been mentioned in Note 1, ENDESA S.A. assigned its rights and obligations under the Operating Agreement to EDF International, thus leaving EDF International as the sole operator.

This Operating Agreement had an initial 10-year term as from September 1, 1992, which was extended until August 31, 2007.

The Company has registered said extension in the National Institute of Copyright (INPI) - Technology Transfer Division under number 9894.

On September 15, 2005, EDF International transferred the shares held in EASA (the controlling company of Edenor) and 14% of EDENOR’s shares to Dolphin. In connection with such transfer, the parties agreed to terminate the aforementioned Agreement and reduce the amount owed to EDF International for unpaid fees which amounted to 25,852.

However, since the Company still wishes to have access to EDF International’s know-how, experience and technical knowledge in the field of electricity distribution and sale, the Company and EDF International have entered into a new Technical Assistance Agreement for a period of 5 years or for such period during which Dolphin continues to be the controlling company of EASA. Upon the termination of the Technical Assistance Agreement EDENOR will pay EDF International an amount of US$ 10,000,000 as technical assistance fees in five equal annual installments of US$ 2,000,000. The first annual payment was made on January 9, 2006 and the second payment was made on December 14, 2006.

On December 7, 2005, the Company registered the new agreement in the National Institute of Copyright (INPI) - Technology Transfer Division under number 11,197.

Agreement with Electricidad Argentina S.A. (controlling company)

On April 4, 2006, the Company and EASA entered into an agreement pursuant to which EASA will provide technical advisory services on financial matters as from September 19, 2005 and for a term of five years. In consideration of these services, EDENOR will pay EASA an annual amount of US$ 2 million plus VAT. Any of the parties may terminate the agreement at any time by giving 60 days’ notice, without having to comply with any further obligations or paying any indemnification to the other party.

Agreement with Comunicaciones y Consumos S.A.

On March 16, 2007, the Company and Comunicaciones y Consumos S.A. (CYCSA) entered into an agreement pursuant to which the Company granted CYCSA the exclusive right to provide telecommunications services to Company’s customers through the use of the Company’s network in accordance with the provisions of Decree N° 764/2000 of the Federal Government, which contemplates the integration of voice, data and video transmission services through the existing infrastructure of electricity distribution companies such as the Company’s network. In accordance with the terms of the agreement, CYCSA will be responsible for all maintenance expenses and expenses related to the adapting of the Company’s network for the rendering of such telecommunications services. The term of the agreement will be ten years to commence from either the date on which it is approved by the ENRE or the date on which CYCSA is granted the license to render telecommunications services, whichever comes after, which the Company estimates will occur during the second quarter of 2007. The agreement will be automatically renewed upon expiration date for subsequent periods of five years, unless notice to the contrary is given by any of the parties no less than 120 days prior to the expiration of the corresponding period. In accordance with the agreement, CYCSA shall periodically request access to the Company’s network. Such request will be evaluated by the Company and access will be granted based on the available capacity of the network. In consideration of the use of the network, CYCSA will grant the Company 2% of the annual charges collected from customers, before taxes, as well as 10% of the profits obtained from the rendering of the services. Furthermore, CYCSA will indemnify the Company for any obligation arising from the rendering of the services through the Company’s network.

Agreement with Préstamos y Servicios S.A.

On March 16, 2007, the Company entered into an agreement with Préstamos y Servicios S.A. (PYSSA), a company engaged in the rendering of financial services, pursuant to which the Company granted PYSSA the exclusive right to conduct its direct and marketing services through the use of the Company’s facilities and mailing services. As part of the agreement, the Company agreed to provide physical space for PYSSA employees in some of the Company’s offices so that they be able to offer financial and loan services to Company customers. Furthermore, the Company agreed to include PYSSA marketing material in the mail sent to customers, including the invoices. The agreement has an initial term of 5 years to commence on the date of approval by the ENRE, which the Company estimates will occur in the second quarter of 2007. The agreement will be automatically renewed for subsequent periods of five years, unless any of the parties gives notice to the other of his intention to terminate the agreement no less than 120 days prior to the expiration of the corresponding period. In accordance with the terms of the agreement, PYSSA will pay the Company 2% of the monthly charges collected from customers, before taxes, as well as 10% of the profits obtained from its services. Furthermore, PYSSA agreed to indemnify the Company for any obligation arising from the rendering of its services.

16. CAPITAL STOCK

a)    General

As of March 31, 2007 and December 31, 2006, the Company had outstanding capital stock of 831,610,200 shares, represented by 424,121,202 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 324,327,978 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 83,161,020 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share. All of the Company’s capital stock has been fully paid-in and registered with the Public Registry of Commerce. There has been no change in capital stock over the last three fiscal years, except for the change of ownership, that was described in Note 1, whereby on September 15, 2005, Grupo Dolphin acquired 65% of the Company’s capital stock (Note 26.a). All and each share has the same voting rights, i.e. one vote per share. There are no preferred shares, preferred stock of any kind, dividend and/or liquidation preferences, privileged participation rights, prices and dates, unusual voting rights whatsoever, neither significant terms of contracts to issue additional shares or such a commitment. (Note 26.a).

On June 12, 1996, the Extraordinary Shareholders’ Meeting approved the offsetting of the account “Unappropriated Retained Earnings – Accumulated deficit” as of December 31, 1995, against the “Adjustment to Capital” account.

b)    Restriction on the transfer of the Company’s common shares

The Company’s by-laws provide that Class “A” shareholders may transfer their shares only with the prior approval of the ENRE. The ENRE must communicate its decision within 90 days upon submission of the request for such approval, otherwise the transfer will be deemed approved.

Furthermore, Caja de Valores S.A. (the Public Register Office), in charge of the book-keeping of shares, is entitled (as stated in the Company’s by-laws) to reject such entries which, at its criteria, do not comply with the rules for the transfer of common shares included in (i) the Commercial Societies Act, (ii) the Concession Agreement and (iii) the Company’s by-laws.

In addition, Class “A” shares are pledged during the entire term of the concession as a guarantee for the performance of the obligations assumed under the Concession Agreement.

Additionally, in connection with the issuance of Class 2 Corporate Notes, EASA is required to be the beneficial owner and owner of record of not less than 51% of EDENOR’s issued, voting and outstanding shares.

Furthermore, as indicated in Note 1, there was a pledge agreement pursuant to which NEV had granted in favor of EDFI and EDF a first-priority preferred security interest on the Class “B” shares it holds in the Company, representing 14% of EDENOR’s capital stock, as security for the performance of certain obligations.

c)    Employee Stock Ownership Program (ESOP)

Decree N° 714/92 of the Argentine Federal Executive Power, pursuant to which the Company was created, established that 10% of the Company’s capital stock, represented by Class “C” shares, would be allocated to an Employee Stock Ownership Program (ESOP) in compliance with the provisions of chapter III of Law N° 23,696. Decree N° 265 of the Argentine Federal Executive Power (published in the Official Gazette on February 22, 1994) ordered the following:

-	approval of the formal legal instruments of this Program,
-	awarding of Class “C” shares to the employees acquiring them,
-	setting of the selling price of said shares at 0.92 pesos per share, and
-	appointment of Banco de la Nación Argentina as trustee.

The holders of the Class “C” shares are represented by a director and an alternate director in the Board. During the term of the ESOP, neither the corporate purpose nor the proportion among the different classes of shares may be modified unless the requirements set forth in the Program are strictly observed.

In order to implement the ESOP, a transfer agreement, a share syndication agreement and a trust agreement were executed. Pursuant to the transfer agreement, participant employees were allowed to defer payment over the Class “C” shares over time. As a guarantee for the payment of the deferred purchase price, the Class “C” shares were pledged in favor of the Argentine government. This pledge, which continues to be in effect, will remain in effect until full payment to the Argentine government of all Class “C” shares. In addition, the Class “C” shares are subject to restrictions on sale and transfer until the deferred purchase price has been paid in full and the pledge has been released.

Under the trust agreement, Banco de la Nación Argentina is entitled to receive all dividends corresponding to Class “C” shares and 50 % of any payment under the Company’s Profit- Sharing Bonds described below. Banco de la Nación Argentina is required to pay to the Argentine Government 90% of the amounts received as payment of the deferred purchase price, and to set aside the remaining 10% in a “Guarantee and Repurchase Fund” (Fondo de Garantía y Recompra) for the benefit of participant employees.

In compliance with the requirements of the Public Offering Transparency Decree and CNV regulations, in November 2005 Dolphin Energía S.A. launched a tender offer to acquire all Class “C” shares held by ESOP beneficiaries at a price per share equal to the price paid by Dolphin Energía S.A. for the acquisition of its indirect controlling stake in the Company from EDFI. After the launching of the offer, the ESOP’s Executive Committee communicated to Dolphin Energia S.A. that it intended to reject the offer because the price offered did not cover the outstanding amount of the debt incurred to finance the initial purchase of Class “C” shares. On December 1, 2005, the CNV suspended the tender offer until such time as its feasibility and the legal capacity of the ESOP’s Executive Committee to adopt decisions with respect to such tender offer could be determined. As a result of the objection, and with the purpose of ending this process, a Class "C" Shareholders' Meeting held on September 13, 2006 ratified the actions taken by the Executive Committee, rejecting the tender offer for the acquisition of EDENOR's Class "C" shares. Consequently, on December 7, 2006, the Board of Directors of the National Securities Commission declared void the tender offer for the acquisition of Class "C" shares (Note 26.a).

Additionally, the by-laws provide for the issuance of Profit-Sharing Bonds in favor of all the Company’s employees, whether or not such employees participate in the ESOP, pursuant to section 230 of Law N° 19,550, so that 0.5% of each year’s net income be distributed among them after any accumulated deficit has been fully offset. For the three-month period ended March 31, 2007 and the fiscal year ended December 31, 2006, the Company has not accrued any amount for this concept, due to the existence of accumulated deficit.

17. REGULATORY FRAMEWORK

a)	General

The Company's business is regulated by Law N° 24,065, which created the ENRE. In this connection, the Company is subject to the regulatory framework provided under the aforementioned Law and the regulations issued by the ENRE.

The ENRE is empowered to: a) approve and control tariffs, and b) control the quality of both the service and the technical product, as established in the Concession Agreement. Failure to comply with the provisions of such Agreement and the rules and regulations governing the Company's business will make the Company liable to penalties that may include the forfeiture of the concession.

As from September 1, 1996, there has been a change in the methods applied to control the quality of both the product and the service provided by the Company. Within this new framework, compensation between areas and circuits of different quality is not allowed, instead, the specific quality provided to individual customers, rather than an average customer value, must be measured. As a result, fines will be credited to users affected by service deficiencies in future bills. Penalties are imposed in connection with the following major issues:

1.	Deviation from quality levels of technical product, as measured by voltage levels and network variations;
2.	Deviation from quality levels of technical service, as measured by the average interruption frequency per Kilovatios (KVA) and total interruption time per KVA;
3.	Deviation from quality levels of commercial service, as measured by the number of claims and complaints made by customers, service connection times, the number of estimated bills and billing mistakes;
4.	Failure to comply with information gathering and processing requirements so as to evaluate the quality of both the technical product and the technical service;
5.	Failure to comply with public safety regulations.

As of March 31, 2007 and December 31, 2006, the Company has accrued the penalties for resolutions not yet issued by the ENRE corresponding to the six-month control periods elapsed through those dates. As of December 31, 2006, the Company has applied the adjustment contemplated in the Temporary Tariff Regime (TTR) (Note 17.b item vii).

As of March 31, 2007 and December 31, 2006, liabilities for penalties amounting to 245,881 and 241,079, respectively, have been included in non-current liabilities.

In addition, as of March 31, 2007, the Company’s management has considered that the ENRE has complied with the obligation to suspend lawsuits aimed at collecting penalties.

Furthermore, the Company has been notified of certain preliminary attachments levied on funds deposited in its bank accounts as a consequence of the executory proceedings brought by the ENRE against the Company for imposed and unpaid penalties in the amount of 40 and 67 as of March 31, 2007 and December 31, 2006, respectively (Note 5). Additionally, after March 31, 2007 and until the date of issuance of these financial statements, the Company has not been notified of any other attachments (Note 17.b).

Moreover, on July 12, 2006 the National Energy Secretariat issued Resolution N° 942/2006 which modifies the allocation of any excess funds resulting from the difference between surcharges billed and discounts made to customers, deriving from the implementation of the Program for the Rational Use of Electric Power (PUREE), which provides for the application of both tariff incentives and penalties aimed at encouraging customers to reduce consumption. As from July 1, 2006, such excess funds may be applied against the 9,980 that the Company maintains in the Trade receivables account as Unbilled –National Fund of Electricity, for “Quarterly Adjustment Coefficient of the National Fund of Electricity” (section 1 of Law N° 25,957). On August 10, 2006 the ENRE issued Resolution N° 597/2006 which regulates the aforementioned Resolution N° 942/2006 of the National Energy Secretariat and establishes the compensation mechanism to be used.

b) Concession

The term of the concession is 95 years and may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods: a first period of 15 years and subsequent periods of 10 years. At the end of each management period, the Class “A” shares representing 51% of EDENOR’s capital stock, currently held by EASA, must be offered for sale through a public bidding. If EASA makes the highest bid, it will continue to own the Class “A” shares, and no further disbursements will be necessary. On the contrary, if EASA is not the highest bidder, then the bidder who makes the highest bid must pay EASA the amount of the bid in accordance with the conditions of the public bidding. The proceeds of the sale of Class “A” shares will be delivered to EASA after deducting any amounts receivable to which the Grantor of the concession may be entitled.

In accordance with the provisions of the Concession Agreement, the Company shall take the necessary measures to guarantee the supply and availability of electricity so as to meet demand in due time and in accordance with stipulated quality levels, for which purpose the Company shall be required to guarantee sources of supply.

For such purpose, the Company has the exclusive right to render electric power distribution and sales services within the concession area to all users who are not authorized to obtain their power supply from the Electric Power Wholesale Market (MEM), thus being obliged to supply all the electric power that may be required. In addition, the Company shall allow free access to its facilities to any MEM agents whenever required, under the terms of the Concession. No cannon must be paid by the Company under the Concession Agreement during the term of the Concession.

On January 6, 2002, the Federal Executive Power passed Law N° 25,561 whereby adjustment clauses denominated in US dollars or any other foreign currencies, indexation clauses based on price indexes from other countries, as well as any other indexation mechanisms stipulated in the contracts entered into by the Federal Government, including those related to public utilities, were declared null and void as from such date. The resulting prices and rates were converted into Argentine pesos at a rate of 1 peso per US dollar. Furthermore, Law N° 25,561 authorized the Federal Executive Power to renegotiate public utility contracts taking certain requirements into account.

In accordance with the provisions of Laws N° 25,972, 26,077 and 26,204, both the declaration of economic emergency and the period to renegotiate public utility contracts were extended through December 31, 2005, 2006 and 2007, respectively.

As a part of the renegotiation process, the Unit of Renegotiation and Analysis of Public Utility Contracts (UNIREN) proposed the signing of an Adjustment Agreement that would be the basis of a comprehensive renegotiation agreement of the Concession Agreement. The Company satisfied the regulatory agency’s requirements; provided an answer to the proposal and attended the public hearing convened for such purpose, rejecting in principle the proposal on the grounds that it did not properly address the need to redefine the terms of the agreement as contemplated by the law. Nevertheless, the Company ratified its willingness to reach an understanding that would restore the financial and economic equation of the concession agreement. On September 21, 2005, the Company signed the Adjustment Agreement within the framework of the process of renegotiation of the Concession Agreement set forth in Law N° 25,561 and supplementary regulations. Due to the appointment of a new Economy and Production Minister, on February 13, 2006 a new copy of the Adjustment Agreement was signed under the same terms as those stipulated in the agreement signed on September 21, 2005.

The Adjustment Agreement establishes the following:

i)

the implementation of a Temporary Tariff Regime (RTT) effective as from November 1, 2005, including a 23% average increase in the distribution margin, which may not result in an increase in the average tariff of more than 15%, and an additional 5% average increase in the value added distribution (VAD), allocated to certain specified capital expenditures;

ii)	the requirement that during the term of said temporary tariff regime, dividend payment be subject to the approval of the regulatory authority;
iii)	the establishment of a “social tariff” for the needy and the levels of quality of the service to be rendered;
iv)	the suspension of the claims and legal actions filed by the Company and its shareholders in national or foreign courts due to the effects caused by the Economic Emergency Law (Note 25);
v)

the carrying out of a Revision of the Company Tariff Structure (RTI) which will result in a new tariff regime that will go into effect on a gradual basis and remain in effect for the following 5 years. In accordance with the provisions of Law N° 24,065, the National Electric Power Regulatory Authority will be in charge of such review;

vi)

the implementation of a minimum investment plan in the electric network for an amount of 178.8 million to be fulfilled by EDENOR during 2006, plus an additional investment of 25.5 million should it be required (item f below);

vii)

the adjustment of the penalties imposed by the ENRE that are payable to customers as discounts, which were notified by such regulatory agency prior to January 6,  2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

viii)

the waiver of the penalties imposed by the ENRE that are payable to the Argentine State, which have been notified, or their cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

ix)	the payment of the penalties imposed by the ENRE, which are described in paragraph vii above, in fourteen semiannual installments, which represent approximately two-thirds of the penalties imposed by the ENRE before January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect, subject to compliance with certain requirements.

Said agreement was ratified by the Federal Executive Power through Decree No. 1957/06, signed by the President of Argentina on December 28, 2006 and published in the Official Gazette on January 8, 2007. This agreement stipulates the terms and conditions that, upon compliance with the other procedures required by the regulations, will be the fundamental basis of the Comprehensive Renegotiation of the Concession Agreement of electric power distribution and sale within the federal jurisdiction, between the Federal Executive Power and the Company.

Additionally, on February 5, 2007 the Official Gazette published Resolution N° 51/2007 of the ENRE which approves the Company’s new electric rate schedule applicable for consumption recorded as from February 1, 2007. This document provides for the following:

a)

A 23% average increase in distribution costs, service connection costs and service reconnection costs in effect which the Company collects as the holder of the concession of the public service of electric power distribution, except for the residential tariffs;

b)	Implementation of an additional 5% average increase in distribution costs, to be applied to the execution of the works and infrastructure plan detailed in Appendix II of the Adjustment Agreement. In this regard, the Company has set up the required fund, which as of March 31, 2007 amounts to 5,767;
c)	Implementation of the Cost Monitoring Mechanism (MMC) contemplated in Appendix I of the Adjustment Agreement, which for the six-month period beginning November 1, 2005 and ending April 30, 2006, shows a percentage of 8.032%. This percentage will be applied to non-residential consumption recorded from May 1, 2006 through January 31, 2007;
d)	Invoicing in 55 equal and consecutive monthly installments of the differences arising from the application of the new electric rate schedule for non-residential consumption recorded from November 1, 2005 through January 31, 2007 (items i) and ii) above) and from May 1, 2006 through January 31, 2007 (item iii) above);
e)	Invoicing of the differences corresponding to deviations between foreseen physical transactions and those effectively carried out and of other concepts related to the Wholesale Electric Power Market (MEM), such as the Specific fee payable for the expansion of the network, Transportation and Others, included in Trade Receivables under Receivables from sales of electricity as Unbilled (Note 4);
f)	Presentation, within a period of 45 calendar days from the issuance of this resolution, of an adjusted annual investment plan, in physical and monetary values, in compliance with the requirements of the Adjustment Agreement.

In the year ended December 31, 2006 the Company has recorded the adjustment of the penalties described in paragraph a) of this note, for amount of 46,972.

Revenues from the retroactive tariff increase deriving from the implementation of the new electricity rate schedule applicable to non-residential consumption for the period of November 1, 2005 through January 31, 2007, have been fully recognized in the financial statements for the three-month period ended March 31, 2007. Such amount will be invoiced in 55 equal and consecutive monthly installments, as described in item d) of paragraph b) of this note. As of March 31, 2007, the installments corresponding to February and March 2007 have already been billed.

c) Concession of the use of real property

Pursuant to the Bid Package, SEGBA granted the Company the free use of real property for periods of 3, 5 and 95 years, with or without a purchase option, based on the characteristics of each asset, and the Company would be responsible for the payment of any taxes, charges and contributions levied on such properties and for the taking out of insurance against fire, property damage and third-party liability, to SEGBA’s satisfaction.

The Company may make all kind of improvements to the properties, including new constructions, upon SEGBA’s prior authorization, which will become the grantor’s property when the concession period is over, and the Company will not be entitled to any compensation whatsoever. SEGBA may terminate the gratuitous bailment contract after demanding the performance by the Company of any pending obligation, in certain specified cases contemplated in the Bid Package. At present, as SEGBA’s residual entity has been liquidated, these presentations and controls are made to the National Agency of Public Properties (ONABE).

As of the date of issuance of these financial statements, the Company had acquired for an amount of 12,765, nine of these properties whose gratuitous bailment contracts had expired. The title deeds of eight of these properties have been executed at a price of 12,375. As for the remaining property, a down payment of 117 has been made while the outstanding amount of 273 will be payable upon the execution of the title deed on a date to be set by the Ministry of Economy.

18. CASH FLOW INFORMATION

a)	Cash and cash equivalents:

For the preparation of the Statement of Cash Flows, the Company considers as cash equivalents all highly liquid investments with original maturities of three months or less.

	As of March 31, 2007	As of December 31, 2006	As of March 31, 2006	As of December 31, 2005
Cash and Banks	1,660	481	3,417	11,659
Time deposits	1,396	1,360	326,730	278,238
Money market funds	37,440	30,832	24,141	18,242
Total cash and cash equivalents in the Statement of Cash Flows	40,496	32,673	354,288	308,139

b)	Interest collected:

	For the three-month periods ended March 31,
	2007	2006
Interest collected during the period	755	543

19. INSURANCE COVERAGE

As of March 31, 2007, the Company has taken out the following insurance policies for purposes of safeguarding its assets and commercial operations:

Risk covered		Amount insured

Comprehensive (1)	US$	417,516,597
Mandatory life insurance		$16,875,000
Theft of securities	US$	100,000
Vehicles (theft, third party liability and damages)		$5,541,300
Special equipment	US$	599,917
Land freight	US$	2,000,000
Imports freight		$2,250,000

(1)

Includes: fire, partial theft, tornado, hurricane, earthquake, earth tremors, flooding and debris removal from facilities on facilities providing actual service, except for high, medium and low voltage networks.

20. CLAIM OF THE PROVINCE OF BUENOS AIRES BOARD OF ELECTRIC POWER

On December 1, 2003, the Board of Electric Power of the Province of Buenos Aires (Board) filed a claim against EDENOR in the amount of 284,364 that includes surcharges and interest as of the date of the claim, and imposed penalties for an amount of 25,963, due to the Company’s alleged failure to act as collecting agent of certain taxes established by Decrees-law N° 7290/67 and 9038/78 from July 1997 through June 2001.

On December 23, 2003, the Company appealed the Board's decision with the Tax Court of the Province of Buenos Aires, which had the effect of temporarily suspending the Company’s obligation to pay. Such appeals were filed on the grounds that the Federal Supreme Court had declared that the regulations established by the aforementioned Decrees-law were unconstitutional, as they were incompatible with the Province of Buenos Aires’ commitment not to levy any taxes on the transfer of electricity.

Therefore, no accrual has been recorded for these claims as the Company’s management believes that there exist solid arguments to support its position.

21. PRELIMINARY ATTACHMENT FOR ALLEGED ENVIRONMENTAL POLLUTION

On May 24, 2005, three of EDENOR’s employees were indicted on charges of polychlorinated biphenyl (PCB)-related environmental contamination, dangerous to human health, which is a violation of Argentine law. In connection with this alleged violation, the judge ordered a preliminary attachment on the Company's assets in the amount of 150 million to cover the potential cost of damage repair, environmental restoration and court costs. On May 30, 2005, the Company filed appeals against both the charges brought against its employees and the attachment order. On December 15, 2005, the Court of Appeals dismissed the charges against all three defendants and, accordingly, revoked the attachment order against the Company’s assets. The decision of the Court of Appeals also established that the trial judge should order the acquittal of two ENRE public officers who had been indicted on related charges. An appeal against this decision was filed in the Tribunal de Casación (the highest appellate body for this matter), which on April 5, 2006 ruled that the appeal against the decision regarding EDENOR’s employees and the Company was not admissible because decisions rendered on grounds of lack of evidence were not subject to review. The Tribunal de Casación allowed the appeal against the decision regarding ENRE officers.

The Company’s management estimates there are no legal grounds for any action against the Company or its employees in connection with this matter. Accordingly, no accrual has been recorded.

22. RESTRICTION ON THE DISTRIBUTION OF EARNINGS

In accordance with the provisions of Law N° 19,550, 5% of the net income for the year must be appropriated to the legal reserve, until such reserve equals 20% of capital stock. The Ordinary Shareholder’s Meeting held on April 16, 2007, did not appropriate any amount to said legal reserve as of December 31, 2006, due to the existence of accumulated losses as of the end of that year.

Moreover, in accordance with the provisions of Law N° 25,063, passed in December 1998, dividends to be distributed, whether in cash or in kind, in excess of accumulated taxable profits as of the fiscal year-end immediately preceding the date of payment or distribution, shall be subject to a final 35% income tax withholding, except for those dividends distributed to shareholders who are residents of countries benefited from conventions for the avoidance of double taxation, who will be subject to a lower tax rate. For income tax purposes, accumulated taxable income shall be the unappropriated retained earnings as of the end of the year immediately preceding the date on which the above-mentioned law went into effect, less dividends paid plus the taxable income determined as from such year and dividends or income from related companies in Argentina.

Since the restructuring of the Company’s financial debt referred to in Note 14, the Company is not allowed to distribute dividends until April 24, 2008 or until such time when the Company’s leverage ratio is lower than 2.5, whichever occurs first. As from such date/time, distribution of dividends will only be allowed under certain circumstances depending on the Company’s indebtedness ratio.

Certain restrictions on the distribution of dividends by the Company and the need for approval by the ENRE for any distribution have been disclosed in Note 17.b).

23.	INITIAL PUBLIC OFFERING OF CAPITAL STOCK IN LOCAL AND INTERNATIONAL MARKETS

On April 28, 2006, the Company’s Board of Directors decided to initiate the public offering of part of the Company’s capital stock in local and international markets, including, but not limited to the trading of its shares in the Buenos Aires Stock Exchange (BCBA) and the New York Stock Exchange (NYSE), United States of America.

On June 7, 2006, the Ordinary and Extraordinary Shareholders’ Meeting resolved to request authorization for the public offering from both the National Securities Commission (CNV) and the Securities and Exchange Commission (SEC) of the United States, as well authorization to trade from both the Buenos Aires Stock Exchange and the New York Stock Exchange, entrusting the Board with the task of taking the necessary steps to implement such decision.

Additionally, it was decided that an American Depositary Receipts (ADRs) program, represented by American Depositary Shares (ADSs) would be created and that it would be the responsibility of the Board of Directors to determine the terms and conditions and the scope of the program.

For the year ended December 31, 2006, expenses incurred by the Company in relation to this process amounted to 10,604, of which 3,820 were outstanding as of such year-end.

For the three-month period ended March 31, 2007, expenses incurred by the Company in relation to this offering amounted to 7,098.

As of March 31, 2007 the outstanding expenses amounted to 9,290 (Note 10).

The Ordinary and Extraordinary Shareholders’ Meeting held on June 7, 2006 resolved to increase capital stock for an amount of up to 83,161 represented by 51% of Class A shares, 39% of Class B shares and 10% of Class C shares, all of which are entitled to one vote and have a nominal value of one peso each.

24. BREAKDOWN OF TEMPORARY INVESTMENTS, RECEIVABLES AND LIABILITIES BY COLLECTION AND PAYMENT TERMS

As required by CNV’s regulations, the balances of the accounts below as of March 31, 2007, are as follow:

Term	Time Deposits and Money Market Funds	Receivables (1)	Loans	Other payables (2)

With no explicit due date	37,440	0	0	245,881

With due date

Past due:

Up to three months	0	57,216	0	0
From three to six months	0	7,397	0	0
From six to nine months	0	8,586	0	0
From nine to twelve months	0	5,053	0	0
Over one year	0	8,472	0	0
Total past due	0	86,724	0	0

To become due:

Up to three months	1,396	234,953	12,926	340,075
From three to six months	0	16,482	0	14,447
From six to nine months	0	16,236	0	7,636
From nine to twelve months	0	15,731	0	7,636
Over one year	0	357,528	1,124,856	53,497
Total to become due	1,396	640,930	1,137,782	423,291

Total with due date	1,396	727,654	1,137,782	423,291

Total	38,836	727,654	1,137,782	669,172

(1) Excludes allowances

(2) Comprises total liabilities except accrued litigation and debt notes.

Due to the financial debt restructuring mentioned in Note 14, Corporate Notes accrue interest at floating and fixed rates, which amount to approximately 8% on average; only 3.36% of the debt accrues interest at a floating rate whereas the remaining accrues interest at a fixed rate.

25.    EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO AND OF OTHER CHANGES TO THE ECONOMIC RULES

Since early December 2001, the Argentine Government Authorities implemented a number of monetary and exchange control measures that mainly included restrictions on (i) the free availability of funds deposited with banks and (ii) the making of transfers of funds abroad, other than those related to foreign trade, which required the Argentine Central Bank’s prior approval.

On January 6, 2002, the Argentine Congress passed the Economic Emergency and Foreign Currency Exchange System Reform Law N° 25,561 which involved a significant change of the economic model then in force, and the amendment of the Convertibility Law under which the peso had been pegged at par with the dollar since March 1991. The new Law further empowered the Federal Executive Power to implement additional monetary, financial and foreign currency exchange measures to overcome the economic crisis in the medium term.

As a consequence of the changes implemented, from January 2002 through March 2007 there was an increase in the domestic wholesale price index of 189%, in accordance with the information released by the Argentine Institute of Statistics and Census.

As established by the aforementioned Economic Emergency and Foreign Currency Exchange System Reform Law, the exchange loss resulting from applying the new rate of exchange to the net position of assets and liabilities denominated in foreign currency as of January 6, 2002, has been deducted from income tax at a rate of 20% per annum over the five fiscal years ending after the effective date of the above mentioned Law (fiscal years 2002 to 2006 both inclusive).

Moreover, through different resolutions issued by the BCRA, the restrictions imposed on the remittance of funds abroad were lifted. However, the obligation to comply with the information reporting requirement established by the BCRA’s Resolution A 3602 and supplementary regulations is still in effect.

Furthermore, different regulations were issued that established:

a)	the conversion into pesos of public works contracts and privatized utility rates with adjustment clauses in US dollars at the rate of ARS 1 per US dollar.
The impossibility of applying the tariff adjustment mechanisms stipulated in the concession agreement.
b)	the renegotiation of the concession agreement, whose process was declared open by Law N° 25,561 and regulated by Decrees N° 370/02 and 311/03 of the Federal Executive Power. The period for the completion of the aforementioned process has been extended by Law N° 25,972 until December 31, 2005, by Law N° 26,077 until December 31, 2006 and subsequently until December 31, 2007 by Law N° 26,204.

These financial statements include the effects deriving from the new economic and foreign currency exchange policies known as of their date of issuance. All estimates made by the Company’s Management have contemplated such policies. The effects of any additional measures to be implemented by the Government and the regulations to be issued on measures previously adopted will be recognized in the financial statements at the time the Company’s Management becomes aware of them.

26. SUBSEQUENT EVENTS

a)	Initial public offering of capital stock in local and international markets

The Board of Directors’ meeting held on April 12, 2007, resolved the following:

a)	To approve the conversion of the Class “B” shares held by EASA into Class “A” shares, as requested by EASA in order to comply with the requirements of the regulatory framework.
b)	To approve the 10% capital increase resolved by the Ordinary and Extraordinary Shareholders’ Meeting held on June 7, 2006.

c)	To establish the preferential subscription period, which will begin on April 26, 2007 at 10 a.m. and end on May 7, 2007 at 3 p.m.
d)	To approve the prospectus (SEC and CNV) and the Canadian Offering Memorandum, thus ratifying their filing with the SEC, NYSE, CNV and BCBA, respectively, as well as their subsequent publication.

EDENOR’s public offering and capital increase process concluded partially between April 30, 2007 and May 7, 2007 at 3 p.m., the time at which the preferential subscription period established for the Company’s shareholders expired. Due to the fact that the ESOP did not exercise its preemptive right, the 10% capital increase approved by the Shareholders’ Meeting held on June 7, 2006 and comprised of 83,161 shares, is still pending and will be carried out in accordance with the procedure set forth in the Argentine Business Organizations Law. In this regard, the Company shall resolve, within ten days after the expiration of the term established for exercising the aforementioned right, the use of said portion of capital increase. Such shares may be either sold by the Company, whether publicly or privately, or cancelled within a period of ten working days to commence as from May 7, in accordance with the regulations of the CNV and the BCBA. Therefore, the Company’s Board of Directors will hold a meeting in order to inform the amount effectively subscribed and such amount will be duly informed to Shareholders and the Market. The capital increase that has been already subscribed is in the process of being registered at the Public Registry of Commerce. At present, the Company’s Class B shares and the American Depositary Shares (“ADSs”), representing Class B shares, are traded at the Buenos Aires Stock Exchange and the New York Stock Exchange, respectively.

Furthermore, Dolphin and IEASA contributed 38,170,909 Class “B” shares of the Company, that had been transferred to them by NEV, to EASA, which is the controlling company of EDENOR. On April 27, 2007, the contributed shares were converted into Class A shares to ensure that EASA continues to hold 51% of all the Class “A” shares outstanding. On April 30, 2007, the Company requested Caja de Valores S.A. the registration of the new Class A shares and the extension thereto of the regulatory pledge in favor of the Argentine Government, in compliance with the Bidding Terms and Conditions of the International Public Bidding, the provisions of the Concession Agreement of EDENOR S.A., and the terms of the related pledge agreements signed on August 31, 1992 and July 14, 1994. In accordance with the second clause of these agreements, EASA was required to extend the first-priority preferred security interest to any Class “A” Shares of EDENOR that EASA could acquire on a date subsequent to those of said Agreements.

Moreover, section 19 of the Adjustment Agreement entered into by the Company and the Argentine Government, which was ratified by Decree No. 1957/2006, stipulates that the pledge on the Company’s shares in favor of the Argentine Government granted as security for the performance of the Concession Agreement will be extended to include the performance of the obligations assumed by the Company in such Adjustment Agreement. As of the issuance of these financial statements, 51% of the Company’s capital stock, entirely held by EASA, amounts to 462,292,111 shares.

The Class “B” shareholders NEV and EDFI sold at the international offering 49,401,480 and 179,049,520 Class “B” shares, respectively. Additionally, on May 1, 2007, the shareholders NEV and EDFI sold 57,706,040 Class “B” shares at the international offering when the international underwriters fully exercised the over-allotment option (green shoe) contemplated in the prospectus for the public offering and section 2 of the International Underwriting Agreement for the public offering.

With regard to the Company’s Class C shares held by the Employee Stock Ownership Program (ESOP), it is hereby informed that on April 29, 2007 the ESOP was partially cancelled, in conformity with a procedure set forth by the Federal Government, and that on April 30, 2007, an amount of 81,208,416 Class “C” shares, which had been converted into Class “B” shares on April 27, 2007, were sold at the domestic offering. An amount of 1,952,604 Class “C” shares, representing 0.2% of the Company’s capital stock, remain outstanding.

b)  Framework Agreement – Payment Plan with the Province of Buenos Aires

On April 24, 2007 the Government of the Province of Buenos Aires paid the first three installments of the Framework Agreement Payment Plan entered into by the parties. Such payment amounts to 4,519 (Note 13).

c) Repurchase of financial debt

Subsequent to the closing of the Initial Public Offering of common shares, the Company, as required in the trust agreement for the issuance of corporate notes (Note 14), has partially repurchased at market price and in successive operations, “discount corporate notes”, for a nominal value of US$ 26,000,000. After the aforementioned purchase through market purchases, the financial debt (principal) amounts to US$ 350,430,000.

d) Resolution No. 434/07 of the Energy Secretariat

On April 30, 2007, the Official Gazette published Resolution No. 434/2007 of the Energy Secretariat which adjusts the time periods set forth in the Adjustment Agreement signed by the Company and the Grantor of the Concession and ratified by Decree No. 1,957 of the Federal Government dated December 28, 2006.

In this regard, the aforementioned Resolution provides that the transition period established in the Adjustment Agreement will be in effect from January 6, 2002 to the date on which the Revision of the Company Tariff Structure (RTI) contemplated in the aforementioned Adjustment Agreement, goes into effect.

Furthermore, the Resolution establishes that the new electricity rate schedule resulting from the RTI will go into effect on February 1, 2008. It also stipulates that, in the event that the tariff resulting from the RTI is higher than the tariff established in section 4 of the Adjustment Agreement, the transfer of the increase to the tariff will be made in two stages as provided for in section 13.2 of the Adjustment Agreement, establishing that the first adjustment will take effect as from February 1, 2008 and the second will take effect six months later, maintaining the percentages agreed-upon in the Adjustment Agreement.

The aforementioned resolution requires the Company to submit an investment plan by no later than May 1, 2007 (which has already been complied with), and the extension of the obligations and commitments set forth in section 22 of the Adjustment Agreement until the date on which the electricity rate schedule resulting from the RTI goes into effect, allowing the Company and its shareholders to resume the claims suspended as a consequence of the Adjustment Agreement if the new electricity rate schedule does not go into effect in the aforementioned time period.

27. FINANCIAL STATEMENTS TRANSLATION INTO ENGLISH LANGUAGE

These financial statements are the English translation of those originally prepared by the Company in Spanish and presented in accordance with accounting principles generally accepted in Argentina. The effects of the differences between accounting principles generally accepted in Argentina and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina

INFORMATION REQUIRED BY SECTION 64 CLAUSE b) OF LAW No. 19,550

EXHIBIT H

(stated in thousands of pesos)

	2007				2006
Description	**Transmission and Distribution Expenses**	**Administrative Expenses**	**Selling Expenses**	**Total**	**Total**
Salaries and social security taxes	27,245	7,653	5,325	40,223	32,608
Postage and telephone	423	286	1,879	2,588	2,312
Bank commissions	0	0	1,812	1,812	1,605
Allowance for doubtful accounts	0	0	150	150	5,487
Supplies consumption	7,618	396	171	8,185	6,358
Work by third parties	15,762	1,050	6,234	23,046	17,875
Rent and insurance	529	686	142	1,357	1,066
Security service	914	127	40	1,081	1,059
Fees	282	593	35	910	2,009
Computer services	7	3,423	859	4,289	3,323
Advertising	0	4,113	0	4,113	1,342
Reimbursements to personnel	1,309	303	270	1,882	1,755
Temporary personnel	73	54	430	557	374
Depreciation of property, plant and equipment	42,841	1,053	550	44,444	45,038
Technical assistance - Operator's compensation	1,863	0	0	1,863	1,905
Directors and Supervisory Committee members' fees	0	252	0	252	213
Tax on financial transactions	0	5,532	0	5,532	5,087
Taxes and charges	0	344	2,604	2,948	2,645
Other	13	417	3	433	558
Total 2007	98,879	26,282	20,504	145,665	-
Total 2006	85,959	23,727	22,933	-	132,619

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

Azopardo 1025 - Capital Federal

INFORMATIVE SUMMARY

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2007, 2006, 2005, 2004 AND 2003

1. General Comments

(Not covered by the Independent Auditors’ Report)

(Figures stated in thousands of pesos as indicated in Note 2 to the financial statements)

In the three-month period ended March 31, 2007, the Company recorded a net income of 106,769 , due mainly to the application of the retroactive tariff increase derived from the implementation of the new electricity rate schedule 218,591 As of the end of the period, the Company’s shareholders’ equity amounts to 1,777,119 .

Net operating income amounted to 268,368, which represents an increase very significant as compared to the net operating income for 11,869 recorded in the same period of the previous year. The positive trend is due to the increase recorded in the gross margin (retroactive increase of consumption, tariff increase since February 1, 2007, increase in electricity demand), partially offset by the increase recorded in operating costs.

The demand for electricity in the concession area recorded an accumulated increase of 8.5% as compared to the same period of 2006.

The investment in property, plant and equipment amounted to 43,002. This amount was mainly allocated to increasing quality levels and meeting current and new customer demand.

2. Comparative balance sheet structure

(figures stated in thousands of pesos as indicated in Note 2 to the financial statements)

ACCOUNTS	03.31.2007	03.31.2006	03.31.2005	03.31.2004	03.31.2003

Current Assets	393,192	629,341	509,291	464,671	360,483
Non-Current Assets	3,260,036	3,180,714	3,011,673	3,028,933	3,098,560
Total Assets	3,653,228	3,810,055	3,520,964	3,493,604	3,459,043

Current Liabilities	410,683	854,509	1,911,781	1,549,085	1,178,299
Non-Current Liabilities	1,465,426	1,137,843	72,575	308,343	663,758
Total Liabilities	1,876,109	1,992,352	1,984,356	1,857,428	1,842,057

Shareholders’ Equity	1,777,119	1,817,703	1,536,608	1,636,176	1,616,986

Total Liabilities and Shareholders’ Equity	3,653,228	3,810,055	3,520,964	3,493,604	3,459,043

3. Comparative income structure

(figures stated in thousands of pesos as indicated in Note 2 to the financial statements)

ACCOUNTS	03.31.2007	03.31.2006	03.31.2005	03.31.2004	03.31.2003

Net operating income	268,368	11,869	11,927	14,692	21,500
Financial income (expenses) and holding gains (losses)	(92,233)	232,458	1,927	6,830	188,908
Other income (expense), net	(6,393)	2,584	(4,131)	(2,170)	406

Income before taxes	169,742	246,911	9,723	19,352	210,814

Income tax	(62,973)	193,508	0	0	0

Net Income for the Period	106,769	440,419	9,723	19,352	210,814

4. Statistical data (in units of power)

(Not covered by the Independent Auditors’ Report)

CONCEPT	UNIT	03.31.2007	03.31.2006	03.31.2005	03.31.2004	03.31.2003

Sales of electricity (1)	GWh	4,391	4,027	3,839	3,713	3,373
Electricity purchases (1)	GWh	4,845	4,465	4,267	4,149	3,812

(1) The related amounts include toll fees.

5. Ratios

RATIOS		03.31.2007	03.31.2006	03.31.2005	03.31.2004	03.31.2003

Current	Current assets	0.96	0.74	0.27	0.30	0.31
	Current liabilities

Solvency	Shareholders’ Equity	0.95	0.91	0.77	0.88	0.88
	Total liabilities

Fixed assets	Non-current assets	0.89	0.83	0.86	0.87	0.90
	Total assets

Income (loss) before taxes	Income (Loss) before taxes	10.16%	17.93%	0.64%	1.20%	14.99%
	Shareholders’ Equity excluding income (loss) for the period

6. Outlook

(Not covered by the Independent Auditors’ Report)

During the first quarter of 2007, the Argentine economy continued increasing at a high rate.

Both tax collection and the international reserves of the Argentine Central Bank continued increasing, as it occurred during 2006.

As regards inflation, the government continues monitoring the evolution of prices of some basic products and services, and has signed price agreements with several major companies.

Due to the restructuring process of the financial debt carried out through an exchange of debt during the year ended December 31, 2006, the Company’s Board of Directors firmly believes that this process will lead to the normalization of the Company’s access to credit lines, with the related benefits thereof for the development of future operating activities.

With regard to the Adjustment Agreement, it was ratified by the Federal Government through Decree No. 1957/06 which was published in the Official Gazette on January 8, 2007. Additionally, on February 5, 2007 the Official Gazette published Resolution N° 51/2007 of the ENRE which approves the Company’s new electricity rate schedule, to be applied for consumption recorded as from February 1, 2007. This will allow for an increase in revenues, which will improve the Company’s operating indicators.

The Company’s Board of Directors has decided to initiate a public offering of part of the Company’s capital stock in local and international markets in order to increase financing resources aimed at improving the development of its activities and the rendering of services.

Buenos Aires, May 9, 2007

ALEJANDRO MACFARLANE Chairman

INDEPENDENT AUDITORS´ REPORT

(Limited Review Report on Interim Financial Statements)

To the President and Board of Directors of

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE

SOCIEDAD ANONIMA (EDENOR S.A.)

Azopardo 1025

City of Buenos Aires

1.	Identification of the financial statements subject to limited review

We have reviewed the accompanying financial statements of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANONIMA (EDENOR S.A.) (the “Company”), which include the balance sheet as of March 31, 2007, and the statements of income, changes in shareholders´ equity and cash flows for the three-month period then ended, with their notes 1 to 27 (note 2 and 3 describe a summary of significant accounting policies) and supplemental Exhibits A, C, D, E, G and H, thereto.

The financial statements and the supplemental information referred to above are presented for comparative purposes with the financial statements and the supplemental information for the year ended December 31, 2006 and the three-month period ended March 31, 2006.

The Company's Board of Directors and Management are responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in Argentina, for public companies. Such accounting principles include those approved by the Professional Council of Economic Sciences of the City of Buenos Aires and the alternatives selected by the National Securities Commission (CNV) in certain accounting areas whereby the professional accounting principles accept more than one accounting criteria. This responsibility includes (i) designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to errors or omissions or to irregularities; (ii) selecting and applying appropriate accounting policies, and (iii) making accounting estimates that are reasonable in the circumstances. Our responsibility is to express an opinion on these financial statements based on our audit carried out pursuant to the scope of work outlined in section 2 of this report.

2.	Scope of the limited review

Our review was limited to the application of the procedures established by Argentine auditing standards approved by the Argentine Federation of Professional Councils in Economic Sciences and adopted by the Professional Council of Economic Sciences of the Buenos Aires City for interim financial statements.

A limited review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is the issuance of an opinion on the financial statements taken as a whole. A review of interim financial information consists principally of applying analytical procedures to financial data, perform global tests and of making inquiries to Company’s personnel responsible for financial and accounting matters.

Accordingly, we do not express such an opinion on the Company’s financial position as of March 31, 2007, on the results of its operations, the changes in its shareholders´ equity, and its cash flows for the three-month period then ended.

3. Explanatory paragraph

a)	As its is described in Note 26 a), “The Board of Directors’ meeting held on April 12, 2007, resolved the following:

a)	To approve the conversion of the Class “B” shares held by EASA into Class “A” shares, as requested by EASA in order to comply with the requirements of the regulatory framework.
b)	To approve the 10% capital increase resolved by the Ordinary and Extraordinary Shareholders’ Meeting held on June 7, 2006.
c)	To establish the preferential subscription period, which will begin on April 26, 2007 at 10 a.m. and end on May 7, 2007 at 3 p.m.
d)	To approve the prospectus (SEC and CNV) and the Canadian Offering Memorandum, thus ratifying their filing with the SEC, NYSE, CNV and BCBA, respectively, as well as their subsequent publication.

EDENOR’s public offering and capital increase process concluded partially between April 30, 2007 and May 7, 2007 at 3 p.m., the time at which the preferential subscription period established for the Company’s shareholders expired. Due to the fact that the ESOP did not exercise its preemptive right, the 10% capital increase approved by the Shareholders’ Meeting held on June 7, 2006 and comprised of 83,161 shares, is still pending and will be carried out in accordance with the procedure set forth in the Argentine Business Organizations Law. In this regard, the Company shall resolve, within ten days after the expiration of the term established for exercising the aforementioned right, the use of said portion of capital increase. Such shares may be either sold by the Company, whether publicly or privately, or cancelled within a period of ten working days to commence as from May 7, in accordance with the regulations of the CNV and the BCBA. Therefore, the Company’s Board of Directors will hold a meeting in order to inform the amount effectively subscribed and such amount will be duly informed to Shareholders and the Market. The capital increase that has been already subscribed is in the process of registration in the Public Registry. At present, the Company’s Class B shares and the American Depositary Shares (“ADSs”), representing Class B shares, are traded at the Buenos Aires Stock Exchange and the New York Stock Exchange, respectively.

Furthermore, Dolphin and IEASA contributed 38,170,909 Class “B” shares of the Company, that had been transferred to them by NEV, to EASA, which is the controlling company of EDENOR. On April 27, 2007, the contributed shares were converted into Class A shares to ensure that EASA continues to hold 51% of all the Class “A” shares outstanding. On April 30, 2007, the Company requested Caja de Valores S.A. the registration of the new Class A shares and the extension thereto of the regulatory pledge in favor of the Argentine Government, in compliance with the Bidding Terms and Conditions of the International Public Bidding, the provisions of the Concession Agreement of EDENOR S.A., and the terms of the related pledge agreements signed on August 31, 1992 and July 14, 1994. In accordance with the second clause of these agreements, EASA was required to extend the first-priority preferred security interest to any Class “A” Shares of EDENOR that EASA could acquire on a date subsequent to those of said Agreements.

Moreover, section 19 of the Adjustment Agreement entered into by the Company and the Argentine Government, which was ratified by Decree No. 1957/2006, stipulates that the pledge on the Company’s shares in favor of the Argentine Government granted as security for the performance of the Concession Agreement will be extended to include the performance of the obligations assumed by the Company in such Adjustment Agreement. As of the issuance of these financial statements, 51% of the Company’s capital stock, entirely held by EASA, amounts to 462,292,111 shares.

The Class “B” shareholders NEV and EDFI sold at the international offering 49,401,480 and 179,049,520 Class “B” shares, respectively. Additionally, on May 1, 2007, the shareholders NEV and EDFI sold 57,706,040 Class “B” shares at the international offering when the international underwriters fully exercised the over-allotment option (green shoe) contemplated in the prospectus for the public offering and section 2 of the International Underwriting Agreement for the public offering.

With regard to the Company’s Class C shares held by the Employee Stock Ownership Program (ESOP), it is hereby informed that on April 29, 2007 the ESOP was partially cancelled, in conformity with a procedure set forth by the Federal Government, and that on April 30, 2007, an amount of 81,208,416 Class “C” shares, which had been converted into Class “B” shares on April 27, 2007, were sold at the domestic offering. An amount of 1,952,604 Class “C” shares, representing 0.2% of the Company’s capital stock, remain outstanding.”

b)

As it is described in Note 26 c), “Subsequent to the closing of the Initial Public Offering of common shares, the Company, as required in the trust agreement for the issuance of corporate notes, has partially repurchased at market price and in successive operations, “discount corporate notes”, for a nominal value of US$ 26,000,000. After the aforementioned purchase through market purchases, the financial debt (principal) amounts to US$ 350,430,000”

4.	Assertion

Based on the procedures applied as described in section 2, which did not include all the procedures necessary to enable us to express an opinion on the financial statements referred to in section 1, we assert that the financial statements of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANONIMA (EDENOR S.A.) as of March 31, 2007 mentioned in section 1 take into account all material facts and circumstances which we are aware of and we have no observations to make on them.

The figures for the year ended December 31, 2006 and for the three-month period ended March 31, 2006, which are presented for comparative purposes, as it is stated in section 1, agree with those included in the financial statements corresponding to such dates,

a)	Our unqualified auditor’s report on the financial statements for the year ended December 31, 2006 was issued on February 21, 2007.

b)

Our limited review report related to the three-month period ended March 31, 2006 was issued on May 10, 2006 and was subject to the resolution of the uncertainties described in such report in the explanatory paragraph. These uncertainties have been solved with the completion of the restructuring of the financial debt, as it is described in Note 14 and with the ratification of the Adjustment Agreement and the approval of the new electricity rate schedule, as it is described in Note 17 b).

5.	Financial statement translation into English language

This report and the financial statements referred to in section 1 have been translated into English for the convenience of English- speaking readers. As further explained in Note 27 to the accompanying financial statements, “These financial statements are the English translation of those originally prepared by the Company in Spanish and presented in accordance with accounting principles generally accepted in Argentina. The effects of the differences between accounting principles generally accepted in Argentina and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina”.

City of Buenos Aires, May 9, 2007

DELOITTE & Co. S.R.L.

Daniel H. Recanatini
(Partner)

SUPERVISORY COMMITTEE REPORT

Shareholders of

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE

SOCIEDAD ANONIMA (EDENOR S.A.)

1.- As members of the Supervisory Committee and in accordance with the provisions of section 63 subsection b of the Buenos Aires Stock Exchange Regulations, we have carried out a limited review of the balance sheet of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter called, “Edenor S.A.” or the “Company”) as of 31st March, 2007 and the related statements of income, changes in shareholders equity and cash flows for the three-month period then ended, with their Notes 1 through 26 and Exhibits A, C, D, E, G and H as supplementary information. The Company is responsible for the preparation and issuance of the financial statements.

2.- Our review was made in accordance with the current auditing standards set forth by Technical Resolution N° 15 of the Argentine Federation of Professional Councils in Economic Sciences. Such standards require that the review of the documents listed in item 1 be made in compliance with the current auditing standards for limited reviews of financial statements related to interim periods and include verification of consistency of the documents reviewed with the information on corporate decisions set out in the minutes and the adjustment of said decisions to the law and the by-laws in relation to their documentary and formal aspects. In order to perform our professional task related to the documents set out in item 1, we have taken into account the limited review carried out by the external auditors, Deloitte & Co. S.RL., who issued their Report dated 9th May, 2007, in accordance with the current Argentine auditing standards for the limited review of interim financial statements. Our task included the review of the work planning as well as that of nature, scope and opportunity of both applied procedures and results of the limited review made by said professionals. A limited review mainly consists of applying analytical procedures to financial data and of making inquiries to personnel of the Company responsible for financial and accounting matters. Said review is substantially less in scope than an audit of financial statements, which objective is the issuance of an opinion on the financial statements taken as a whole. Accordingly, we shall not express such an opinion. We have not assessed the corporate criteria of administration, selling and exploitation as such issues fall within the exclusive responsibility of the Board of Directors.

3. Previous Clarifications

a)	As explained in Note 26 a) “ On the 12th day of April, 2007, a Board of Director’s Meeting was held where the following was resolved:

a.	To approve the conversion of EASA’s Class “B” shares to Class “A”, in accordance with the Company’s request in order to comply with the requirements of the regulatory framework.
b.	To approve the capital increase of 10% resolved by the Ordinary and Extraordinary General Shareholder’s Meeting dated 7th June, 2006.
c.	To set up the preferred subscription period which shall be extended from 10.00

a.m, dated April 26th, 2007 to 3 pm dated May 7th, 2007.
d.

To approve the issue prospectus (SEC and CNV) and the Canadian issue Prospectus (Canadian Offering Memorando) thus ratifying the filing with the SEC, the NYSE, the CNV (National Securities Commission) and the BCBA (Buenos Aires Stock Exchange) respectively, as well as its subsequent publication.

The public offering process and the capital increase of the Company was partially terminated between April 30th , 2007 and May 7th, 2007, at 3 p.m. when the preferred subscription period of the Company’s shareholders was finished, still remaining a part corresponding to 10% of the increase approved by the Shareholder’s Meeting of June7th, 2006 o f 83,161 tha,t as the right of preferred subscription was not exercised by the PPP, it continues with the process provided for in the Corporate Law. In this sense, within ten days of the term expiration to exercise said right, the Company shall resolve the destination of said portion of capital increase. Said shares may be publicly or privately sold by the Company or cancelled within 10 working days as from May 7th, in accordance with CNV and BCBA Regulations; as a result, the Company’s Board of Directors shall meet again in order to notify the amount effectively subscribed and said amount shall be informed to them from time to time. Shareholders and the Market. It is worth pointing out that the capital increase already subscribed is in the registration process. Today, the Company trades its Class B shares in the Buenos Aires Stock Exchange and American Depositary Shares (“ADSs”) representing Class B shares in the New York Stock Exchange.

Likewise, Dolphin and IEASA capitalized in EASA, the Company’s controlling company, 38,170,909 Class “B” shares that were transferred to NEV, converted on 27th April, 2007 to Class “A”, so that all time EASA remains as the owner of 51% of the total outstanding shares and they shall be Class “A”. On 30th April, 2007, Caja de Valores S.A. was required to extend and register the regulatory security for these new Class “A” shares, on behalf of the National State, in compliance with the rules of the Bid Specifications of the International Public Contest, the Concession Contract of Edenor S.A. and the agreements of regulatory security signed on 31st August, 1992 and 14th July, 1994 that, in both second clauses, EASA was compelled to increase the regulatory security of the concession of which its parent company, the Company, is the owner, encumbering with right to commercial security in first degree in favor of the National State, the Company’s Class “A” shares that EASA shall buy subsequent to such Contracts.

On the other hand, in the Memorandum of Agreement of the Contract Renegotiation subscribed between the Company and the National State, ratified by Decree N° 1957/2006, it is provided in the Nineteenth Clause that the guarantees of the Concession Contract shall be extended to the fulfillment of obligations assumed by the Company in said Memorandum of Agreement of Integral Renegotiation. At the preparation date of the current financial statements, 51% of the Company’s capital stock is totally owned by EASA, amounting to 462,292,111 shares.

The shareholder of NEV’s Class “B” shares , sold 49,401,480 shares of its class in International Secondary Offering. The EDFI shareholder, holding Class “B”, sold 179,049,520 shares in international secondary offering. Furthermore, on 1st May 2007, shareholders of NEV’s and EDFI’s Class “B” shares sold 57,706,040 shares of its class in international secondary offering as the international underwriters had entirely exercised the green shoe option provided for in the issue prospectus mentioned above and in section 2 of the underwriting contract.

As regards Class “C” shares owned by the Employee Stock Participation Program (PPP), we hereby state that the same was partially cancelled in advance, in accordance with the procedures provided by the National Government on 29th April 2007. On 30th April 2007, 81,208,416 of its shares, which had been converted to Class “B” on 27th April 2007, were sold in the local secondary offering . At the preparation date of the current financial statements, 1,952,604 shares remain as Class “C” representing 0.2% of the Company’s capital stock”.

b)

As explained in Note 26 c), “ Subsequent to the closing of the Initial Public Offering of shares, the Company, in accordance with that required in the contract of issuance of corporate bonds (Note 14), has partially repaid the “discount corporate bonds” in successive operations at market prices, for a sum amounting to US$ 26,000,000 face value, thereby remaining a balance of the financial debt (capital) after the buyback of a sum amounting to US$ 350,430,000.”

4. Based on our review, with the scope described above, which did not include all the necessary procedures to allow us to express our opinion about our financial statements, subject matter of this review, we are able to inform that the financial statements of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANONIMA (EDENOR S.A.) as of 31st March 2007 pointed out in Chapter 1 of this report have provided for all significant facts and circumstances which we acknowledge and we do not have any further remarks to be made about the above-mentioned financial statements.

Regarding the Information Review and additional information required by section 68 of the Buenos Aires Stock Regulation, we do not have any further remarks related to the part of our expertise.

5. In relation to the figures pertinent to the fiscal year ended December 31st, 2006 and the three-month period ended March 31st 2006, which have been submitted for comparative purposes, we have verified that they arise from the respective financial statements; based on which the Supervisory Committee has issued the following:

a)	Their audit report about the financial statements corresponding to the fiscal year ended December 31st, 2006 dated February 21st , 2007, with a favorable opinion without exceptions.

b)

Their report of the limited review about the financial statements corresponding to the three-month period ended March 31st 2006, dated May 10th 2006, subject to the effects that may arise from situations set forth in the Chapter of previous Clarifications of that report. Uncertainties related to such situations were clarifies upon the completion of the financial debt restructuring as it is explained in Note 14 and after obtaining the ratification of the Memorandum of Agreement by the National Executive Branch and the issuance of the new tariff schedule as explained in Note 17 b).

6. Section 294 of the Argentine Corporate Law has been fulfilled.

Autonomous City of Buenos Aires, May 9th 2007.

By Supervisory Committee

Daniel Abelovich

Statutory Auditor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: May 11, 2007